CERTIFICATE

This Certificate is dated effective January 22, 2025 and is made by ZenaTech, Inc., a Wyoming corporation ("**Buyer**") in favor of KJM Land Surveying, Inc., a Florida LLC ("**Company** "), Daniel K. Monie and Michael Watts Austin (collectively the "**Members**") (Company and Members together the "**Seller Parties**").

Buyer, Company, and the Seller Parties entered into an Acquisition and Membership Interests Purchase Agreement dated January 22, 2025, (the "**Agreement**"). Buyer is signing and delivering this Certificate pursuant to Section 4 of the Agreement, and as a condition to Seller Parties closing the transaction provided for in the Agreement.

Buyer certifies to Seller Party as follows:

1.   **Representations and Warranties**. Each of the representations and warranties set forth in Section 4 of the Agreement: (a) was accurate in all respects as of the date of the Agreement; and (b) is accurate in all respects as of the date of this Certificate.

2.   **Covenants**. Buyer has performed and complied with each of the covenants set forth in Section 4 of the Agreement in all respects.

   Dated effective as of the date set forth in the preamble.

   Buyer:
   ZenaTech, Inc.

   James Sherman
   James Sherman (Jan 22, 2025 12:59 CST)
   By: James Sherman
   Its: President

RESIGNATION OF MANAGER
OF
KJM LAND SURVEYING, LLC,
A Limited Liability Company

Kenneth D. Monie, a manager and officer of this limited liability company, submits this resignation pursuant to the provisions of section 605.0216, Florida Statutes:

1.   The name of the limited liability company as it appears on the records of the Florida Department of State is: KJM LAND SURVEYING, LLC.

2.   The Florida document/registration number assigned to this limited liability company is L18000112379.

3.   The effective date of this manager and officer's resignation is January 17, 2025.

4.   I, Kenneth D. Monie, hereby resign as a manager and officer of KJM LAND SURVEYING, LLC, a limited liability company organized under the laws of the State of Florida.

5.   I affirm that the limited liability company has been notified in writing of the resignation.

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:52 CST)
_____
Kenneth D. Monie

Date: January ____, 2025   22/2025

RESIGNATION OF MANAGER
OF
KJM LAND SURVEYING, LLC,
A Limited Liability Company

Michael Watts Austin, a manager and officer of this limited liability company, submits this resignation pursuant to the provisions of section 605.0216, Florida Statutes:

1.	The name of the limited liability company as it appears on the records of the Florida Department of State is: KJM LAND SURVEYING, LLC.

2.	The Florida document/registration number assigned to this limited liability company is L18000112379.

3.	The effective date of this manager and officer's resignation is January 17, 2025.

4.	I, Michael W. Austin, hereby resign as a manager and officer of KJM LAND SURVEYING, LLC, a limited liability company organized under the laws of the State of Florida.

5.	I affirm that the limited liability company has been notified in writing of the resignation.

michael w. austin
_____
Michael Watts Austin

Date: January 22, 2025

STATE OF FLORIDA UNIFORM COMMERCIAL CODE
FINANCING STATEMENT FORM

A. NAME & DAYTIME PHONE NUMBER OF CONTACT PERSON

B. EMAIL ADDRESS: kaschultz@schultzlawgrp.com

C. SEND ACKNOWLEDGEMENT TO:
Name: Kerry Anne Schultz, Esquire
SCHULTZ LAW GROUP, P.L.L.C.

Address: 2777 Gulf Breeze Parkway

City/State/Zip: Gulf Breeze, FL 32563

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME – INSERT ONLY **ONE** DEBTOR NAME (**1a OR 1b**) – Do Not Abbreviate or Combine Names

1.a ORGANIZATION'S NAME			
ZenaTech, Inc., a Wyoming Corporation			
1.b INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
1.c MAILING ADDRESS Line One 602 W 5th Avenue	This space not available.		
MAILING ADDRESS Line Two Ste B	CITY Naperville	STATE IL	POSTAL CODE 60563	COUNTRY USA

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – INSERT ONLY **ONE** DEBTOR NAME (**2a OR 2b**) – Do Not Abbreviate or Combine Names

2.a ORGANIZATION'S NAME			
2.b INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
2.c MAILING ADDRESS Line One	This space not available.		
MAILING ADDRESS Line Two	CITY	STATE	POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) – INSERT ONLY **ONE** SECURED PARTY (**3a OR 3b**)

3.a ORGANIZATION'S NAME			
3.b INDIVIDUAL'S SURNAME Monie	FIRST PERSONAL NAME Kenneth	ADDITIONAL NAME(S)/INITIAL(S) D.	SUFFIX
3.c MAILING ADDRESS Line One 1616 West Avery Street	This space not available.		
MAILING ADDRESS Line Two	CITY Pensacola	STATE FL	POSTAL CODE 32501	COUNTRY USA

4. This FINANCING STATEMENT covers the following collateral:

A security interest on all fixtures, furniture, personal property, and equipment whether any of the foregoing is owned or acquired later, wherever located, all accessions, additions, replacements and substitutions related to any of the foregoing, all records of any kind relating to any of the foregoing, and all proceeds relating to any of the foregoing (including insurance, general intangibles and other account proceeds) owned or further acquired by the Debtor. A security interest in all Units of the Company pursuant to that certain Promissory Note made by the Debtor in favor of the Secured Party.

5. ALTERNATE DESIGNATION (if applicable) ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR
☐ AG LIEN ☐ NON-UCC FILING ☐ SELLER/BUYER

6. Florida DOCUMENTARY STAMP TAX – YOU ARE REQUIRED TO CHECK **EXACTLY ONE** BOX

☐ X All documentary stamps due and payable or to become due and payable pursuant to s. 201.22 F.S., have been paid.

Florida Documentary Stamp Tax is not required.

7. OPTIONAL FILER REFERENCE DATA

STANDARD FORM - FORM UCC-1 (REV.05/2013)   **Filing Office Copy**   **Approved by the Secretary of State, State of Florida**

CERTIFICATE

This Certificate is dated effective January 22, 2025 and is made by ZenaTech, Inc., a Wyoming corporation ("**Buyer**") in favor of KJM Land Surveying, LLC., a Florida LLC ("**Company**") Kenneth D. Monie and Michael Watts Austin (collectively the "Members") (Company and Members together the "**Seller Parties**").

Buyer, Company, Kenneth D. Monie and Michael Watts Austin entered into an Acquisition and Membership Interest Purchase Agreement dated January 22, 2025, (the "Agreement").

The President of Buyer certifies to the Seller Parties as follows:

1. **Resolutions**. The resolutions attached as <u>Exhibit A</u> was adopted by the board of directors of Buyer, as applicable, on January 22, 2025. The resolutions have not been amended, rescinded, or superseded, and remain in full force and effect as of the date of this Certificate.

2. **Incumbency**. Each of the following individuals: (a) is a duly appointed officer of Buyer; (b) holds the office appearing opposite the individual's name; and (c) is authorized to sign and deliver on behalf of Buyer the Agreement and any other documents contemplated by the Agreement. The signature appearing opposite each individual's name is the individual's genuine signature.

Name	Office	Signature
James Sherman	President	*James Sherman* James Sherman (Jan 22, 2025 12:59 CST)

Dated effective as of the date set forth in the preamble.

James Sherman
James Sherman (Jan 22, 2025 12:59 CST)

James Sherman, President

EXHIBIT A

CORPORATE RESOLUTION

**Resolution of the Board of Directors of
ZenaTech, Inc., a Wyoming Corporation (hereinafter the "Buyer") Authorizing
Purchase**

I, <u>Craig Passley</u>, **Secretary** of ZenaTech, Inc. a Wyoming corporation , hereby certify that I am the keeper of the records and minutes of meeting of the Board of Directors of the Buyer, a corporation registered under the laws of the State of Wyoming, whose correct corporate name is **Zenatech, Inc.,** and that on **January 2 2 , 2025** at a meeting of the Board of Directors of the Buyer at which a quorum of Directors was present or by unanimous written consent of the Directors, in accordance with Wyoming law and the governing documents of the Buyer, the following resolutions were duly and legally passed and have not been revoked, altered or amended:

"RESOLVED", t h a t **James Sherman, President**, in compliance with the Buyers governing documents, with his sole signature, is hereby authorized and empowered to represent the Buyer for the purpose of the purchase of the Membership Interests of the KJM Land Surveying LLC from its Members ("**Purchase**").

"RESOLVED FURTHER", that the **President** of the Buyer, with his sole signature, is hereby authorized and empowered to transact the Sale by:

(a) Executing and delivering, in the name of the Buyer, any and all agreements, notes, assignments, checks, conveyances, certificates and instruments contemplated by the Purchase, or required by the transaction documents in connection therewith;

(b) Exercising such authority of the Buyer, executing and delivering such additional documents and making such further determinations as may be necessary or advisable to accomplish the purpose of this resolution and carry out the terms of the Purchase.

I further certify to the Holder of the Note that the signature of the **President** referred to in said Resolutions and authorized to sign as therein provided, are as follows:

NAME	TITLE	SIGNATURE
		James Sherman
James Sherman	**President**	James Sherman (Jan 22, 2025 12:59 CST)

IN WITNESS WHEREOF, I have hereunto set my hand as **Secretary** of Company, and have affixed hereto the official seal of the Company, this __ **day of January, 2025.**

COMPANY:
ZenaTech, Inc.,
A Wyoming corporation

By:_____(SEAL)
           _____, **Secretary**

Sworn to and subscribed before me
This _____day of _____, 202__.

_____
Notary [NOTARY SEAL]

_____
Witness

COMMERCIAL LEASE

This Commercial Lease ("**Lease**") is made this _____ day of January, 2025, by and between **KAM FL RENTALS, LLC, a Florida limited liability company** (hereinafter "**Lessor**"), whose post office address is 915 W Gonzales Street, Pensacola, Florida 32501, and **ZENATECH, INC., a Wyoming Corporation** (hereinafter "**Lessee**"), whose post office address is 602 W 5th Avenue, Suite B, Naperville, Illinois 60563.

ARTICLE I – DEMISED PREMISES

Section 1.1   Demised Premises.   The premises demised and leased to Lessee hereunder (hereinafter called the "**Demised Premises**" or "**Leased Premises**") shall consist of a portion of the real property located at 1616 W Avery Street, Pensacola, Florida 32501, of which the entire parcel is more particularly described on Exhibit "A" attached hereto and incorporated by reference. Lessee will not have access to a portion of the Premises, which is more particularly described in Exhibit "B" attached hereto and incorporated by reference ("Excluded Area").

ARTICLE II--TERM, COMMENCEMENT, RENT COMMENCEMENT, EXPIRATION DATE, AND RENEWAL PERIOD

Section 2.1   Lease and Rent Commencement.   The initial term of this Lease (the "**Initial Term**") shall be for a period of one (1) year and will commence on January 22, 2025 (the "**Commencement Date**") and shall expire on January 21, 2026 (the "**Expiration Date**"), subject to extension pursuant to Section 2.2, and unless sooner terminated as herein provided.

Section 2.2   Renewal Option.   Provided that: (i) this Lease has not been previously terminated; (ii) no Default exists beyond applicable notice and cure periods, if any, at the time that Lessee shall exercise its right to renew this Lease or at the commencement of the Renewal Term; and (iii) Lessee gives written notice of its election to extend the Term of this Lease no later than ninety (90) days prior to the expiration of the Initial Term or the first Renewal Term, as applicable, Lessee shall have two (2) options to renew this Lease for the Demised Premises for an additional term of one (1) year (the "**Renewal Term**"), which Renewal Term shall commence on the date immediately following the expiration date of the Initial Term or the first Renewal Term, as applicable. Notwithstanding the foregoing, if Lessee fails to provide Lessor with written notice of Lessee's intent to exercise said renewal option within sixty (60) days of expiration of the Initial Term, Lessor shall give Lessee written notice of such failure, and Lessee shall have twenty (20) days after receipt of such notice from Lessor to provide Lessor with written notice of Lessee's intent to exercise said renewal option. The Initial Term and Renewal Term(s), if any, shall collectively be referred to as the "Term."

ARTICLE III- RENT

Section 3.1   Rent.   Beginning on January 21, 2025, ("Rent Commencement Date"), Lessee shall pay to Lessor base rent in the amount of as indicated below "**Base Rent**"), to be paid to Lessor in equal monthly increments as defined below, on or before the first day of each successive calendar month during the Term of this Lease, promptly when due, without notice or demand therefor, and without any abatement, deduction or set-off for any reason whatsoever, except as may be expressly provided in this Lease. Upon execution of this Lease, the Lessee shall pay the first month's rent to Lessor. The term "Rent" shall mean all Base Rent, Additional Rent, taxes, insurance, assessments, late fees, penalties, bad check fees, and any costs or expense incurred in the collection of any amount due from the Lessee to the Lessor.

Base Rent payment.

<u>Rent per Month for the Initial Rent Commencement Term (inclusive of taxes, association dues and insurance)</u>

Year   <u>Rent Per Month (excluding sales tax)</u>
Prorated rent for January 21, 2025 through January 31, 2025 is $1,290.30 plus 3.5% for sales tax.
1 $4,000.00

During any renewal term, annual rent shall increase by three percent (3%). Sales tax will be Three Hundred and No/100 Dollars ($300.00) per month, which shall be equally divided between the Lessee and Lessor.

       <u>Section 3.2</u>   <u>Late Payments and Late Charges</u>. Notwithstanding anything contained herein, in the event that Lessor does not receive any installment of Base Rent by the tenth (10th) day of each month, or any payment of Additional Rent within five (5) days of the date due (a "**Late Payment**"), that in addition to all other remedies of Lessor, Lessee will be subject to and liable for a charge (a "**Late Charge**") equal to eighteen percent (18%) of the amount that is late, which shall be due and payable to Lessor immediately as Additional Rent. The provision of this Section providing for a Late Charge shall not be deemed to authorize late payment for any installment of Base Rent. In addition, in the event any Rent payment (Base Rent) is more than thirty (30) days past due, then, in addition to any Late Charges, fees, interest and/or other remedies hereunder, all such overdue Basic Annual Rent shall bear interest at the "**Lease Interest Rate**" (as hereinafter defined), calculated from the due date thereof until paid. Said payment shall be immediately due and payable on or prior to the first day of the next succeeding month, and shall be in addition to the Late Charge.

       <u>Section 3.3</u>   <u>Dishonored Checks</u>. Lessee shall promptly pay to Lessor upon notice thereof the fee of Fifty and No/100 Dollars ($50.00) for costs incurred by Lessor for any dishonored check tendered by Lessee. In the event more than two (2) checks submitted by Lessee are dishonored for any reason whatsoever (except bank error) in any consecutive twelve (12) month period, Lessor in its sole discretion may require all payments made for the next consecutive twelve (12) month period thereafter by Lessee to Lessor to be by certified or bank check. In such event, and during such twenty four (24) month period, Lessor may refuse to accept a check that is not a certified or bank check and such non certified or non bank check submitted to Lessor shall not be deemed payment tendered to Lessor.

       <u>Section 3.5</u>   Lessor and Lessee hereby acknowledge that the amount of statutory sales tax on the Basic Annual Rent and the amounts of monthly installments for reimbursement of Lessor's property taxes may change from time to time as those rates are changed by the taxing authorities. Lessor and Lessee hereby agree that any changes to these amounts by the charging authorities shall by this reference be effectively and correspondingly incorporated into the terms and provisions of this Agreement and shall be thenceforth paid at the new rate. Lessor shall provide written notice to Lessee of any such changes to the monthly installment amounts within ten (10) days of Lessor's receipt of such information.

       <u>Section 3.6</u>   Lessor agrees to keep at all times during the term of this Lease, at the general office of Lessor or Lessor's accountant, full, complete and accurate books of account and records in accordance with generally accepted accounting practices with regard to the Taxes and Insurance Premiums, for a period of at least three (3) years from the end of the period to which they are applicable, or, if any audit is required or a controversy should arise between the parties hereto regarding Lessee's payment of Insurance Premiums,

until such audit or controversy is terminated even though such retention period may be after the expiration of the term of this Lease. Such books and records shall at all reasonable times during the aforesaid retention period be open to the inspection of Lessee or its duly authorized representatives on five (5) days prior notice who shall have full and free access to such books and records, no more than once during each calendar year, as may be necessary for a proper examination and audit thereof. If such examination and audit shall disclose an overcharge of Insurance Premiums costs theretofore computed by Lessor and paid by Lessee for the period being examined, in excess of three (3%) percent, Lessor shall pay the costs of such audit and Lessor shall promptly pay to Lessee in any event any excess payment theretofore paid by Lessee.

ARTICLE IV- REAL ESTATE TAXES AND ASSOCIATION DUES

For each Lease Year during the Term of this Lease, Lessor shall, at the sole cost and expense of Lessor, pay all Municipal, County, and School taxes, and any and all other real estate taxes, assessments and other governmental levies and charges, general and special, ordinary and extraordinary, unforeseen as well as foreseen of any kind and nature whatsoever, which are assessed, levied, confirmed, imposed or become due and payable out of or for, or become a lien upon, the Building, or any part(s) thereof, during the term of this Lease, and also interest on installment payments and all costs and fees (including reasonable attorneys' fees) incurred by Lessor in contesting tax assessments and/or negotiating with the public authorities as to the same.

ARTICLE V- UTILITIES

Lessor shall make available to the Demised Premises all existing facilities (including pipes, conduits and cables ready for hookup) for water, gas, electricity, sewerage, telephone, cable and other utility for use in the Demised Premises. Lessee shall arrange with the public utility companies servicing the Leased Premises for providing services. Lessee shall pay directly to the utility company or governmental agency or authority, as the case may be, for gas, electricity, waste management, and other public utilities, and for janitorial services supplied or furnished to the Demised Premises from and after the Delivery Date, and during the Term. In the event of any such interruption of any such services, Lessor shall use reasonable diligence to restore such service.

ARTICLE VI– INSURANCE

Section 6.1   Fire and Casualty Insurance. Lessor shall maintain, at the sole cost and expense of Lessor, and for the benefit of Lessor, during the Term, a policy or policies of insurance insuring the Leased Premises against loss or damage due to fire and other casualties ("**Lessor's Insurance**"). Such coverage shall be for full replacement cost of the Leased Premises and shall be in the name of Lessor as named insured by endorsement as their respective interests may appear. Except for Lessee's use of the Demised Premises for the Permitted Use, Lessee shall neither use the Demised Premises nor permit the Demised Premises to be used or acts to be done therein which will: (a) increase the premium of any insurance described in this Article; (b) cause a cancellation of or be in conflict with any such insurance policies; (c) result in a refusal by insurance companies of good standing to insure the Demised Premises in amounts reasonably satisfactory to Lessor; or (d) subject Lessor to any liability or responsibility for injury to any person or property by reason of any operation being conducted in the Demised Premises. Lessee shall, at Lessee's expense, comply as to the Demised Premises with all insurance company reasonable requirements pertaining to the Demised Premises. Lessee shall comply with all rules, orders, regulations or requirements of the American Insurance Association (formerly the National Board of Fire Underwriters) and with any similar body.

Section 6.2 Insurance Required of Lessee. Lessee shall maintain during the Term the following coverage:

(a) Commercial general liability insurance covering operations and products for injury or loss occurring upon, in, or about the Demised Premises and contractual liability assumed under this Lease.

(b) Physical Damage Insurance.

(c) Workers' Compensation Insurance, in statutorily required amounts.

(d) Employer's Liability Insurance, in statutorily required amounts.

(e) The minimum limits of policies of insurance required of Lessee under this Lease shall in no event limit the liability of Lessee under this Lease. Such insurance shall (i) name Lessor, Lessor's agent and any other party it reasonably specifies, as an additional insured by endorsement; (ii) specifically cover the liability assumed by Lessee under this Lease, including, but not limited to, Lessee's obligations under this Article; (iii) be issued by an insurance company having a rating of not less than A- VIII in Best's Insurance Guide and licensed to do business in the State of Florida; and (iv) be primary insurance as to all claims thereunder and provide that any insurance carried by Lessor is excess and non contributing with any insurance requirement of Lessee.

ARTICLE VII –INDEMNIFICATION

Section 7.1 Lessee shall indemnify and save harmless Lessor from and against any and all liability, claim, cost, expense, damage, penalties or judgments, and reasonable attorneys' fees and other expenses incident to litigation, arising from: (i) any breach, non-performance or violation by Lessee, or Lessee's agents, employees, contractors, licensees or invitees of any covenant or provision of this Lease; or (ii) injury to person or property sustained on or about the Demised Premises resulting from any act or acts or omission or the carelessness, negligence or improper conduct of Lessee or Lessee's agents, employees, licensees, contractors, or invitees; or (iii) any occurrence in, upon, at or from the Demised Premises, or the occupancy, condition or use of the Demised Premises, except to the extent that any such injury results from the acts or omissions of Lessor's or Lessor's Representatives. Lessee shall, at its own cost and expense, defend any and all suits or actions (just or unjust) which may be brought against Lessor or in which Lessor may be impleaded with others upon any such above-mentioned matter. Notwithstanding the foregoing, Lessee shall not be required to indemnify Lessor to the extent of any injury, loss or damage to any person or property in or about the Premises, arising from the acts or omissions of Lessor or Lessor's Representatives.

Section 7.2 Lessee further covenants and agrees to pay, and to indemnify Lessor against, all reasonable costs, expenses and charges, including, but not limited to, attorneys' fees and other expenses incident to litigation, incurred in obtaining possession of the Demised Premises after default by Lessee or upon the expiration or earlier termination of the Term hereof, or in enforcing any covenant or agreement of Lessee herein contained.

Section 7.3 Lessor shall indemnify, defend and hold harmless Lessee and Lessee's Agents, and reimburse Lessee and Lessee's Agents for, any and all demands, claims, causes of actions, fines, penalties, damages liabilities, judgments, and expenses (including, without limitation, reasonable attorney's fee) incurred in connection with or arising from: (a) the wrongful or inappropriate use or occupancy or manner of use or occupancy of the Building (excluding the Leased Premises) by Lessor or any person claiming under Lessor; (b) any illegal or wrongful activity, work or thing done or permitted by Lessor in or about the Leased Premises; (c) any breach, violation or nonperformance by Lessor or its employees, agents, contractors or licensees of any term, covenant or provision of this Lease or any law, ordinance or governmental requirement of any kind. If any action or proceedings brought against Lessee or Lessee's Agents by reason of any such claim for which Lessor has indemnified Lessee and Lessee's Agents, Lessor, upon written notice from Lessee, shall defend the same at Lessor's expense with counsel reasonably satisfactory to Lessee, provided counsel supplied by Lessor's insurance company shall be deemed satisfactory.

ARTCILE VIII – MUTUAL WAIVER OF SUBROGATION

Each of the parties hereto hereby waives and releases any and all rights of action against the other which may hereafter arise for damage to or destruction of the Building, to or of the Demised Premises or to or of property in and contents of the Demised Premises or the Building, resulting from fire or other casualties of the kind covered by the policies actually carried or required to be carried hereunder, irrespective of the cause thereof, to the extent of said insurance carried or required to be carried, whichever is greater. Each policy of such insurance maintained by Lessor (if any), or Lessee shall contain a waiver of subrogation in favor of the other, so long as such waiver is obtainable. If any premium or other cost shall be charged for such waiver of subrogation, the party to be benefited hereby shall pay such premium or be deemed to have waived the obligation of the other party to obtain such waiver of subrogation.

ARTICLE IX - USE OF DEMISED PREMISES

Section 9.1   Permitted Use. Lessee shall use the Demised Premises solely as, and for no other purposes than the operation of a land surveying company and related services (the "**Permitted Use**"). Lessee shall not be permitted to use the Demised Premises for any other purpose whatsoever. The Permitted Use shall be conducted in compliance with all applicable laws, rules, regulations, ordinances and requirements of all applicable governmental authorities having jurisdiction hereof (collectively, "**Laws**").

Section 9.2   Waste Management/Rubbish. Lessee shall handle and dispose of all rubbish, garbage and recyclable materials from Lessee's operations in accordance with regulations reasonably established by Lessor, at Lessee's sole cost and expense, shall arrange for the disposal of Lessee's rubbish, garbage and recyclable materials. Lessee shall not permit the accumulation or burning of any rubbish or garbage in, on or about any part of the Demised Premises or the Building. All rubbish and garbage shall be concealed in metal containers in locations designated by Lessor.

ARTICLE X - COMPLIANCE WITH LAWS;
ENVIRONMENTAL, AND OTHER APPLICABLE LAWS

Section 10.1 Compliance with Laws: Lessor shall complied with all environmental and applicable laws. Throughout the Term, Lessee shall maintain the Demised Premises in a safe, careful and proper manner. Lessee shall comply with all Laws, present or future, of any governmental authority whether federal, state, county or municipal, or any political subdivision of any of the foregoing which may exercise jurisdiction over the ownership, operation or maintenance of the Demised Premises; provided, however, that in complying with such Laws and documents, Lessee shall not be required to make structural alterations or repairs, including to the roof, foundation, load bearing beams and supports, and structural walls, to the Demised Premises unless same are required as a consequence of Lessee's use of the Demised Premises. If, as a consequence of Lessee's use or occupation of the Demised Premises, any improvements are required to comply with any such Law, regulation, rule or document, Lessee shall promptly install and maintain the same at its sole cost and expense. Lessee shall, throughout the Term, comply with any and all requirements of Lessor's insurance company or of Lessee's insurance company as same may relate to Lessee's use or occupation of the Demised Premises.

Notwithstanding anything contained herein or elsewhere in this Lease to the contrary, Lessor shall be responsible for ensuring that the Common Area of the Building is in compliance with Title III of the Americans with Disabilities Act (the "**Act**") at all times, and Lessor shall make, at Lessor's cost and expense, all alterations and additions to the Common Area, that may be necessary from time to time to keep or bring the Common Area in compliance with the Act. Lessor shall indemnify and hold Lessee harmless from all claims, suits, actions, damages and liability (including costs and expenses of defending against the aforesaid) arising from Lessor's failure to discharge its responsibilities under this paragraph.

Section 10.2   Hazardous Material. Lessee shall not cause or permit any Hazardous Material, as defined below, to be brought upon, kept or used in or about the Demised Premises by Lessee, its agents, employees, contractors or invitees. Lessee shall at all times comply with all applicable environmental laws, except for such types and in such quantities as are reasonably necessary for Lessee's business provided that such use is at all times in compliance with the manufacturer's instructions therefor and all applicable Laws; further provided, however, that in no event may any dry-cleaning services or processes ever be performed on site or in the Demised Premises. Lessee shall not discharge, leak or emit, or permit to be discharged, leaked or emitted, any material into the atmosphere, ground, sewer system, or any body of water, if that material (as is reasonably determined by any governmental authority) does or may pollute or contaminate the same, or may adversely affect (1) the health, welfare or safety of persons, whether located on the Demised Premises, the Building, or elsewhere, or (2) the condition, use or enjoyment of the Demised Premises, the Building or any other real or personal property. If Lessee breaches any of the covenants contained herein, in addition to being a default under this Lease, Lessee shall indemnify, defend and hold Lessor harmless from any and all claims, judgments, penalties, fines, costs, liabilities or losses, and damages (including costs and expenses of defending against the aforesaid) arising from Lessee's storage, handling, or disposal of any Hazardous Materials or Lessee's breach of any provision of this Section. This indemnification includes, without limitation, costs incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work required by any Federal, state or local governmental agency or political subdivision or by the holder of any mortgage encumbering the Demised Premises or the Building. Lessee shall promptly take all actions at its sole expense as are necessary to return the Demised Premises or the Building to the condition existing prior to the introduction of any hazardous material to the Demised Premises or the Building by Lessee, its agents, invitees, contractors or employees; provided that Lessor's approval of such action shall first be obtained. The provisions of this Section shall be in addition to any other obligations and liabilities Lessee may have at law or equity and shall survive the transactions contemplated herein, and shall survive the termination of this Lease.

Lessor shall indemnify, defend, and hold harmless Lessee, its directors, officers, employees and agents from and against any and all claims, demands, or causes of action (including the costs or expenses of defending against the aforesaid) that are asserted by a governmental entity or any other party and arise from the presence of Hazardous Materials in, on, or about the Building (excluding, however, any such claims, demands, or causes of action arising from the presence of Hazardous Materials in, on, or about the Building caused by Lessee or Lessee's use of the Building). The foregoing indemnification shall survive the termination or expiration of this Lease. In the event that Hazardous Materials are discovered to be present in, on, or about the Building and their presence was not caused by Lessee or Lessee's use of the Building, and their presence adversely affects Lessee or its business, or creates the reasonable possibility of future liability or defense costs and in connection therewith, and if Lessor fails to cure the same within a reasonable time in light of the potential hazard, Lessee shall have the right to terminate this Lease upon thirty (30) days prior written notice to Lessor; provided, however, in the event that Lessee gives Lessor such written notice of termination and Lessor completes its cure prior to the expiration of the aforesaid thirty (30) day period, this Lease shall not terminate but shall remain in full force and effect.

As used herein, the term **"Hazardous Material"** shall mean the following: (1) "Hazardous Substances", as defined by the Comprehensive Environmental Response, Compensation and Liability Act (**"CERCLA"**), 43 U.S.C. Sec. 9601 et seq.; (2) "Hazardous Wastes", as defined by the Resource Conservation and Recovery Act (**"RCRA"**), 42 U.S.C. Sec. 6901 et seq.; (3) any other wastes, pollutant or contaminant or hazardous, dangerous or toxic chemicals, materials or substances within the meaning of any other applicable Federal, state or local law, regulations, ordinance of requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or materials, all as amended or hereafter amended; (4) more than 7 gallons of crude oil or distillate thereof which is liquid at standard conditions of temperature and press (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (5) any radioactive material, including any source, special nuclear or by-product material as defined at 42 U.S.C. Sec. 2011 et seq., as amended or hereafter amended; (6) the asbestiform varieties of chrysolite, crocidolite, amosite, anthophyllite, termolite or actinolite, or asbestos in any other form, in any condition; and (7) toxic mold.

ARTICLE XI - COVENANT OF AUTHORITY AND QUIET ENJOYMENT

Section 11.1   Lessor has full right and power to execute and perform this Lease. Lessor represents and warrants that the execution of this Lease, compliance with the terms hereof and occupation of the Property by Lessee will not conflict with, cause a breach of or constitute a default under the terms of any agreement or instrument to which Lessor is a party.

Section 11.2   Lessor covenants and agrees that in the event Lessee shall perform all covenants and agreements herein stipulated to be performed on Lessee's part, Lessee shall at all times during said term have the peaceful and quiet enjoyment and possession of the Leased Premises and easement rights herein granted, without any manner of let or hindrance from Lessor or any other person or persons.

ARTICLE XII - MORTGAGE SUBORDINATION AND ATTORNMENT

Section 12.1   This Lease, and all rights of Lessee hereunder, are and shall be subject and subordinate in all respects to all ground leases, overriding leases and underlying leases of the Building and/or the Demised Premises now or hereafter existing, and to all mortgages (Mortgages") which may now or hereafter affect the Building and/or the Demised Premises, whether or not such Mortgages shall also cover other lands and/or buildings, to each and every advance made or hereafter to be made under such Mortgages, and to all renewals, modifications, replacements and extensions of such leases and such Mortgages and spreaders and consolidations of such Mortgages. Provided, however, as a condition to this subordination provision, so long as Lessee shall faithfully discharge the obligations on its part to be kept and performed under the terms of this Lease, its tenancy shall not be disturbed, nor shall this Lease be affected by any default under such Mortgage or other instrument, and in the event of foreclosure or enforcement of any such Mortgage or other instrument, the rights of Lessee hereunder shall survive, and this Lease shall in all respects continue in full force and effect, provided, however, that Lessee fully performs all of its obligations hereunder.

Section 12.2   In the event of any act or omission of Lessor which would give Lessee the right, immediately or after lapse of a period of time, to cancel or terminate this Lease, or to claim a partial or total eviction, Lessee shall not exercise such right (i) until it has given written notice of such act or omission to the holder of each superior mortgage and the lessor of each superior lease whose name and address shall previously have been furnished to Lessee in writing, and (ii) unless such act or omission shall be one which is not capable of being remedied by Lessor or such mortgage holder or lessor within a reasonable period of time, until a reasonable period for remedying such act or omission shall have elapsed following the giving of such notice and following the time when such holder or lessor shall have become entitled under such superior mortgage or superior lease, as the case may be, to remedy the same (which reasonable period shall in no event be less than the period to which Lessor would be entitled under this Lease or otherwise, after similar notice, to effect such remedy), provided such holder or lessor shall with due diligence give Lessee written notice of intention to, and shall commence and continue to remedy such act or omission.

Section 12.3   If the lessor of a superior lease or the holder of a superior mortgage shall succeed to the rights of Lessor under this Lease, whether through possession or foreclosure action or delivery of a new lease or deed, then at the request of such party so succeeding to Lessor's rights (herein sometimes referred to as "**Successor Lessor**") and upon Successor Lessor's written agreement to accept Lessee's attornment, Lessee shall attorn to and recognize such Successor Lessor as Lessee's Lessor under this Lease, and shall promptly execute and deliver that such Successor Lessor may reasonably request to evidence such attornment. Upon such attornment this Lease shall continue in full force and effect, as, or as if it were, a direct lease between the Successor Lessor and Lessee upon all of the terms, conditions and covenants as are set forth in this Lease and shall be applicable after such attornment, except that the Successor Lessor shall not (a) be liable for any previous act or omission of Lessor under this Lease except for non-monetary defaults of a continuing nature; or (b) be subject to obligations of Lessor or any offset, not expressly provided for in this Lease, which shall have theretofore accrued to Lessee against Lessor; or (c) be bound by any previous modification of this Lease, not expressly provided for in this Lease or by any previous prepayment of more than one month's Base Rent unless such modification or prepayment shall have been expressly approved in writing by the lessor of the superior lease or the holder of the superior mortgage which approval shall not be unreasonably withheld or delayed through or by reason of which the Successor Lessor shall have succeeded to the rights of Lessor under this Lease; or (d) be bound by any rent concession, construction reimbursement or similar Lessee inducement, to the extent not therefore paid or credited by Lessor.

ARTICLE XIII - ASSIGNMENT AND SUBLETTING

Lessee shall not, either voluntarily or involuntarily, by operation of law or otherwise, assign, transfer, mortgage or otherwise encumber this Lease, or sublet the whole or any part of the Demised Premises, or permit the Demised Premises or any part thereof to be occupied by others without the express written consent of Lessor.

ARTICLE XIV – MAINTENANCE AND REPAIRS/ LESSOR'S RIGHT TO PERFORM

Section 14.1   During the Term, unless wholly or partially caused by the negligence or breach of the terms of this Lease by Lessee, its employees, representatives, contractors, subcontractors, licensees or invitees, Lessor shall, subject to the provisions of Section 15.2 below, make all necessary repairs and replacements to or of the foundation and "structural portions" (as hereinafter defined) of the Demised Premises, damage to any utility lines (sewer, water, gas or electrical) located outside of the Leased Premises, and damage caused by one or more negligent acts or omission of Lessor, its agents, employees or licensees. For the purposes of this Section, structural portions shall mean and refer only to the storefront, roof, load-bearing walls, structural frames, beams and supports, foundation and members supporting the roof and floors (but not floor coverings). In addition, Lessor shall be responsible for replacement of the HVAC System if required during the term of the Lease. Lessor shall also be responsible for all exterior lawn maintenance.

Section 14.2   During the Term, Lessee shall, at its sole cost and expense, keep the Demised Premises in good order and condition. Among other things, Lessee shall be solely responsible to:

(i) maintain and repair the heating, ventilating and air-conditioning equipment exclusively serving the Demised Premises (the "**HVAC System**");

(ii) maintain general comprehensive liability insurance (including, without limitation, umbrella coverage), fire and casualty insurance, sign insurance and any other insurance required by Lessee under the provisions of Article VI;

(iii) maintain and repair all ceilings and plate glass doors and windows, if any, which are within the Demised Premises;

(iv) maintain and repair any utility, sanitary and/or plumbing lines and facilities exclusively servicing and entirely within the Demised Premises;

(vi) repair, paint, maintain in a first class manner and replace any of Lessee's permitted signs and sign equipment; and

(vii) except as to the Lessor's obligations set forth in Section 15.1 hereinabove, make all repairs to Demised Premises as may be required to keep same in good order; it being accepted and agreed that Lessor is not obligated to make any such repairs or replacements to the Demised Premises or the Building except solely to the extent hereinabove provided in Section 15.1.

Section 14.3   Lessor's Right to Perform Lessee's Work and Lessee's Maintenance and Repair Obligations. All repairs and replacements performed by Lessee pursuant to this Article XV shall be performed in a good and workmanlike manner and in conformity with all Laws. With respect thereto, Lessee shall, at its expense, obtain all necessary permits and approvals required in connection therewith.

Section 14.4   Lessor, and its agents and employees, shall not be liable or responsible for any damage or injury to any property of Lessee, or to any of Lessee's agents, employees, customers, licensees, invitees or contractors arising from or out of any breakage, stoppage or leakage or pipes, conduits and cables or any other occurrence, in, upon or at or from the Demised Premises, or the occupancy, condition or use of the Demised Premises or the Building, unless caused in whole or in part by the negligence of Lessor, its agents or employees.

Section 14.5   Lessee shall not enter upon or use the roof of the Building for any purpose, without Lessor's prior written consent, in its sole and absolute discretion. To the extent that Lessor grants its written consent for Lessee to enter upon the roof, Lessee shall not take any action which would violate or void any roof warranties, and no penetrations of the roof or work conducted by Lessee on the roof shall be performed without Lessor's prior consent, which may be withheld in Lessor's sole discretion. In the event that Lessee enters upon the roof of the Building without Lessor's prior written consent or otherwise makes any installation or roof penetration or performs any other activity on the roof without such consent in violation of the terms and conditions of this Section 15.5, then, in addition to all other rights and remedies of Lessor hereunder, from and after the date of such violation, Lessee shall be deemed to have assumed any and all liability for the maintenance, repair and replacement of the roof and roof systems.

ARTICLE XV – ALTERATIONS

Section 15.1   Lessee shall not make any alterations or improvements to the Demised Premises without in each instance first obtaining Lessor's written consent, which consent shall not unreasonably be withheld.

Section 15.2   All alterations, improvements or installations made or done by Lessee in, on or to the Demised Premises or any parts or facilities thereof shall be done in a good and workmanlike manner and in conformity with all Laws, and with all necessary governmental permits or authorizations and in accordance with plans and specifications approved in writing by Lessor. The originals or certified copies of all such approvals, authorizations, and permits, and upon completion of any alteration, addition or improvement, a complete set of reproducible "as built drawings" shall be delivered to and retained by Lessor. All alterations, additions and improvements made hereunder by Lessee shall be performed by Lessee in accordance with all rules and regulations and according to the requirements of Lessor. At all times when any such work is in progress, Lessee shall maintain or cause to be obtained adequate worker's compensation insurance covering all persons employed in connection with the work.

Section 15.3   Any and all alterations, improvements or installations made in, to or upon the Demised Premises by Lessee or Lessor (but not Lessee's furniture, lighting fixtures, trade fixtures and movable trade equipment, counters and shelving or signs installed by Lessee) shall be surrendered with the Demised Premises as part thereof at the expiration or other termination of the term of this Lease, however, Lessor may require that Lessee remove any improvements or alterations installed in violation of the terms of this Lease. Prior to surrender of possession, Lessee shall remove all personal property and surrender the Demised Premises in good broom clean condition, free and clear of all Hazardous Substances and violations of applicable Laws.

Section 15.4   Lessee agrees to indemnify and save harmless Lessor against and from any and all claims for injury, loss or damage to person or property caused by or resulting from the work in connection with any alterations, improvements, installations or additions in, to or upon the Demised Premises made by Lessee or by anyone claiming under Lessee.

ARTICLE XVI - MECHANIC'S LIENS

Prior to Lessee performing or causing to be performed any construction or other work on or about the Demised Premises for which a lien could be filed against the Demises Premises or the Building, Lessee shall, to the extent lawful and/or enforceable, have its contractor execute a waiver of lien, satisfactory to Lessor, and provide Lessor with the original or duplicate original of the same. Notwithstanding the foregoing, if any mechanic's or other lien shall be filed against the Demised Premises or the Building purporting to be for labor or material furnished or to be furnished at the request of Lessee, then Lessee shall, at its expense, cause such lien to be discharged by payment, bond or otherwise, within thirty (30) days after Lessee has received notice of the filing thereof. If Lessee shall fail to cause such lien to be discharged of record within such thirty (30) day period, Lessor may cause such lien to be discharged by payment, bonding the same or otherwise, without investigation as to the validity thereof or as to any offsets or defenses thereto. Lessee shall indemnify and hold Lessor harmless from and against any and all claims, costs, damages, liabilities and expenses (including attorneys' fees) which may be brought or imposed against or incurred by Lessor by reason of any such lien or its discharge. Nothing contained in this Lease shall authorize or be construed to authorize the filing of any lien against title to the Demised Premises or the Building and any contract executed by Lessee shall provide notice to the contractor that work performed and material supplied is for the sole account of Lessee and not Lessor.

ARTICLE XVII - LESSOR'S ACCESS

Lessor shall have the right, during reasonable business hours and without unreasonable interference with the operation of the business conducted therein, and upon not less than twenty-four (24) hours' prior written notice to Lessee, to enter upon the Demised Premises for the purpose of inspecting same, or making repairs and replacements thereto or therein or exhibiting the same to prospective purchasers or mortgagees of the Building or the Demised Premises. Without limiting the foregoing, Lessor shall also have the right, in the event of an emergency, to enter the Demised Premises at such time or times as shall be required by such emergency upon such telephone or other notice to Lessee as shall be practicable under the circumstances. In the event that the Lessor shall elect to the sell the Premises, the Lessor is permitted to erect and exterior for sale sign.

ARTICLE XVIII - DEFAULT PROVISIONS AND LESSOR REMEDIES

Section 18.1   Default. The occurrence of any one or more of the following events shall constitute a default ("**Default**") of Lessee under this Lease:

(i) Lessee shall fail to pay any installment of Base Rent or Additional Rent or other sums due under this Lease within five (5) business days of its receipt of written notice that same is past due;

(ii) Lessee shall fail to observe or perform any of the covenants, terms and conditions contained in this Lease on Lessee's part to be observed or performed (other than the covenants covered by subsection (i) above), and such failure shall continue and not be cured for a period of thirty (30) days after written notice to Lessee by Lessor; or if more than thirty (30) days is reasonably required to cure such failure with reasonable diligence, Lessee shall not have promptly commenced to correct the same within thirty (30) days after such written notice from Lessor, or shall, having promptly commenced to correct such failure, thereafter fail to pursue the same to completion with reasonable diligence within ninety (90) days;

(iii) Lessee shall have recorded or attempted to record this Lease or a memorandum of this Lease;

(iv) Lessee shall file a voluntary petition in bankruptcy or shall be adjudicated a bankrupt or insolvent or shall file any petition or answer seeking any reorganization, arrangement, recapitalization, readjustment, liquidation or dissolution or similar relief under any present or future bankruptcy Laws of the United States or any other country or political subdivision thereof (collectively, "**Bankruptcy Relief**"), or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of all or any substantial part of its properties, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due;

(v) if within sixty (60) days after the commencement of any proceedings against Lessee seeking any Bankruptcy Relief, such proceedings shall not have been dismissed, or if, within sixty (60) days after the appointment, without the consent or acquiescence of Lessee, or any trustee, receiver or liquidator of Lessee or of all or any substantial part of its property, such appointment shall not have been vacated or stayed on appeal or otherwise, or if, within sixty (60) days after the expiration of any such stay, such appointment shall not have been vacated;

(vi) Lessee shall (a) fail to take possession of the Demised Premises; (b) fail to continuously operate its business in the Demised Premises (c)abandon the Demised Premises prior to the expiration of the term hereof; (d) Lessee shall suffer or permit any execution, attachment or other similar process to issue against or affect a substantial portion of its property or assets, or suffer or permit the Demised Premises to be taken and/or occupied or attempted to be taken and/or occupied by one other than Lessee or a taking authority; or (e) Lessee shall effect an hypothecation, mortgage, transfer and/or assignment of this Lease and/or sublet, lease and/or otherwise permit the Demised Premises to be occupied by someone other than Lessee, except as herein provided.

Section 18.2   Lessor's Remedies. Upon the occurrence of a Default, Lessor shall have the right to do any one or more of the following as often as required, subject to Lessee's right to cure any Default as provided herein:

(i) Lessor may immediately or at any time thereafter enter upon the Demised Premises, with or without terminating this Lease, and do any and all acts Lessor may deem necessary, proper or convenient to cure such Default, for the account of and at the expense of Lessee, and Lessee agrees to pay Lessor, upon demand as Additional Rent, all damages and/or reasonable expenses incurred by Lessor in so doing;

(ii) Lessor shall have the right to terminate this Lease and Lessee's right to possession of the Demised Premises and, take possession of the Demised Premises pursuant to legal process and remove Lessee, any occupant and any property therefrom, and distrain upon and sell any such property, without being guilty of trespass and without relinquishing any rights of Lessor against Lessee; and

(iii) To terminate this Lease and the Term hereby created without any right on the part of Lessee to waive the forfeiture by payment of any sum due or by other performance of any condition, term or covenant broken. Whereupon Lessor may hold Lessee liable for all rent and other indebtedness accrued to the date of such termination, plus such Rent and other indebtedness as would otherwise have been required to be paid by Lessee to Lessor during the period following termination of the Term (or Lessee's right to possession of the Demised Premises, as the case may be) measured from the date of such termination by Lessor until the date which would have been the date of expiration of the Term (had Lessor not elected to terminate the Lease or Lessee's right to possession on account of such default) diminished by any net sums thereafter received by Lessor through reletting the Demised Premises during said period (after deducting expenses incurred by Lessor as provided in the succeeding paragraph). Actions to collect amounts due by Lessee provided for in this Section may be brought from time to time by Lessor during the aforesaid period, on one or more occasions, and in no event shall Lessee be entitled to any excess of rent (or rent plus other sums) obtained by reletting over and above the rent herein reserved.

(iv) In addition, Lessor shall have the right to recover from Lessee all reasonable expenses of any proceedings (including, but not limited to, attorney's fees) which may be necessary in order for Lessor to enforce its remedies under this Lease, all expenses of re-renting the Demised Premises, including, but not limited to, any commissions paid to any real estate broker, advertising expenses and the costs of such repairs as Lessor in its sole judgment considers advisable and necessary for the purpose of re-renting or attempting to re-rent the Demised Premises. Provided, however, Lessor's right to make alterations, repairs or improvements to the Demised Premises after Lessee's default shall be limited to those alterations, repairs, and/or improvements necessary for the purpose of re-letting the Demised Premises. Said costs shall specifically be limited to work performed in connection with "shell improvements" only. Lessee shall in no event be responsible for any special leasehold improvements to the Demised Premises made by Lessor.

Section 18.3   No act or thing done by Lessor shall be deemed to be an acceptance of Lessee's surrender of the Demised Premises, unless Lessor shall execute a written agreement of surrender with Lessee. Lessee's liability hereunder shall not be terminated by the execution of a new lease of the Demised Premises or any portion thereof by Lessor. In the event Lessor enters into any new lease for all or a portion of the Demised Premises, there shall be credited against the amount of any judgment received by Lessor in respect of Base Rent, Additional Rent or other damages all amounts then received by Lessor from such re-renting of the Demised Premises, less all costs and expenses relating to such re-renting as described in Section 19.2 above.

Section 18.4   Lessor shall credit toward, on account of its damages, any Base Rent, Additional Rent or other monies received by it from Lessee or others on behalf of Lessee.

Section 18.5   In the event that Lessor does not elect to compute damages pursuant to clause (b) of Section 19.2(iii), Lessor shall make a reasonable and good faith effort to mitigate its damages by attempting to relet all or part of the Demised Premises (which may include concessions including, but not limited to, free or abated payment of Base Rent and/or Additional Rent); provided that:
(i) Lessor shall have no obligation to promote or otherwise give preference to the reletting of the Demised Premises over other rental space in the Building or any building owned by Lessor,
(ii) Lessor shall not be liable in any way whatsoever for its inability to relet the Demised Premises or for failure to collect the rent pursuant to such reletting of the Demised Premises,
(iii) Lessor shall not be required to accept as a Lessee any party intending to use the Demised Premises in a manner not acceptable to Lessor or which violates any agreement to which Lessor is a party or by which it is bound,
(iv) Lessor shall not be required to lease the Demised Premises at a rent determined by Lessor to be less than its current full market value or to a Lessee that does not possess adequate creditworthiness,
(v) Lessor shall not be required to enter into a lease with terms inconsistent with Lessor's leasing practices and policies or which requires alterations, improvements or other terms that are unacceptable to Lessor, and
(vi) Lessor shall not negotiate with any third party for the leasing of the Demised Premises until Lessor obtains possession of the Demised Premises.

Section 18.6   Interest.   Any sums payable by Lessee hereunder, which are not paid after the same shall be due, shall bear interest from that day until paid at the Lease Interest Rate.

Section 18.7   Injunctive Relief.   Lessor shall be entitled to injunctive relief in case of the violation, or attempted or threatened violation, of any covenant, agreement, condition or provision of this Lease, or to a decree compelling performance of any covenant, agreement, condition or provision of this Lease.

Section 18.8   Attorneys' Fees.   In the event of any litigation between Lessor and Lessee arising under this Lease, the prevailing party shall be reimbursed by the other party upon demand for all costs, charges and expenses, including reasonable fees of attorneys, incurred by the prevailing party in such action or proceeding.   Lessee shall pay to Lessor upon demand all costs, charges and expenses, including reasonable fees of attorneys and others retained by Lessor, incurred by Lessor to recover possession of the Demised Premises. Notwithstanding anything contained herein or elsewhere in this Lease to the contrary, in no event shall either Lessor or Lessee be liable to the other for punitive, consequential or exemplary damages.

Section 18.9   Lessor's Right to Cure Default. In the event Lessee is in Default or breach under this Lease or shall otherwise fail to comply fully with any of its obligations or conditions hereunder, Lessor shall have the right (but not the obligation), at its option, to cure such Default or breach, at Lessee's expense, upon twenty (20) days prior written notice to Lessee, except in the case of an emergency in which event no notice need be given. Lessee agrees to reimburse Lessor promptly, as Additional Rent, for all costs and expenses incurred as a result thereof or in connection therewith, together with interest at the Lease Interest Rate, which interest shall be payable from the date on which Lessor makes any such payment to the date on which Lessee reimburses Lessor for such costs and expenses. Any action so taken by Lessor pursuant to this Lease shall not serve to waive or release Lessee from its performance of any obligation hereunder. Lessee shall also pay, upon demand by Lessor, all costs, charges and expenses, including reasonable fees of attorneys and others retained by Lessor, incurred by Lessor in any action or proceeding in which Lessee causes Lessor to become a party or otherwise involved.

Section 18.10   Lessor Default. Lessor shall not be in Default of any of the terms of this Lease unless Lessor shall fail to observe or perform any of the covenants, terms and conditions contained in this Lease on Lessor's part to be observed or performed, and such failure shall continue and not be cured for a period of thirty (30) days after written notice to Lessor by Lessee specifying such failure; or if more than thirty (30) days is reasonably required to cure such failure with reasonable diligence, Lessor shall not have promptly commenced to correct the same within thirty (30) days after such written notice from Lessee, or shall, having promptly commenced to correct such failure, thereafter fail to pursue the same to completion with reasonable diligence. In the event Lessor defaults under this Lease, and fails to cure said default pursuant to any curative period provided herein, Lessee shall have the right to terminate this Lease with twenty (20) days written notice, after which Lessee shall be relieved of his obligations hereunder, including the payment of all sums due hereunder from the date of default forward for the remaining term of the Lease or elect to cure such Default or breach, at Lessor's expense, upon twenty (20) days prior written notice to Lessor, except in the case of an emergency in which event no notice need be given. Lessor agrees to reimburse Lessee promptly for all reasonable costs and expenses incurred as a result thereof or in connection therewith. Any action so taken by Lessee pursuant to this Lease shall not serve to waive or release Lessor from its performance of any obligation hereunder.

ARTICLE XIX-- CUMULATIVE REMEDIES: NO WAIVER

The specific remedies to which a party may resort under the terms of this Lease are cumulative and are not intended to be exclusive of any other remedies or means of redress to which it may be lawfully entitled in case of any breach or threatened breach by the other party of any provision of this Lease. The failure of a party to insist in any one or more cases upon the strict performance of any of the covenants hereof on the defaulting party's part to be performed, or to exercise any option herein contained, shall not be construed as a waiver or relinquishment for the future of such covenant or option. The receipt by Lessor of Rent with knowledge of the breach of any covenant of this Lease shall not be deemed a waiver of such breach and no provision of this Lease shall be deemed to have been waived by Lessor unless such waiver be in writing signed by Lessor. No payment by Lessee or receipt by Lessor of a lesser amount than the monthly Rent herein stipulated shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement of any check or any letter accompanying any check or payment as

Rent be deemed an accord and satisfaction, and Lessor may accept such check or payment without prejudice to Lessor's right to recover the balance of such Rent or pursue any other remedy in this Lease provided.

ARTICLE XX - DESTRUCTION OR DAMAGE
BY FIRE OR OTHER CASUALTY

If fifty percent (50%) of the Leased Premises is damaged or destroyed such that the Leased Premises is not habitable for Lessee to operate within thirty (30) days, then this Lease shall cease and terminate at Lessee's option to be exercised within thirty (30) days thereafter. In the event of termination of this Lease pursuant to this paragraph, this Lease and the term hereof shall cease and come to an end as of the date of such damage or destruction as though such date were the date originally fixed for the expiration of the term of this Lease. However, if the Leased Premises are restored, within thirty (30) days after damage or destruction, Lessee shall have the option to return to the Leased Premises and reinstate the Lease from that date until Termination as set forth herein.

ARTICLE XXI - EMINENT DOMAIN

Section 21.1   In the event of a taking for any public or quasi-public use or purpose by any lawful power or authority by exercise of the right of condemnation or eminent domain or by agreement between Lessor and those having the authority to exercise such right (hereinafter called a "**Taking**") of the entire Building or Demised Premises or such substantial portion thereof so that the balance of the Building or Demised Premises is not suitable for the profitable conduct of Lessee's normal business operations therein, then this Lease and the terms hereof shall cease and expire on the date of transfer of possession in connection with the Taking.

Section 21.2   In the event of a Taking of any material portion of the Building as a result of which this Lease is not terminated pursuant to Section 22.1; then, in such event, Lessor may, at its option, terminate this Lease by giving notice of termination to Lessee within sixty (60) days after receipt of notice that the Taking will occur, such notice of termination to be effective as of the date of transfer of possession in connection with the Taking, provided, however, Lessor may not terminate this Lease pursuant to this Section unless Lessor also terminates the leases of all other Lessees located in the Building.

Section 21.3   In the event this Lease is not terminated pursuant to Sections 22.1 or 22.2, then Lessor shall promptly commence and with due diligence continue to restore the portion of the Building and the Demised Premises remaining after the Taking to substantially the same condition and Leasability as existed immediately preceding the Taking, to the extent such restoration may be accomplished with such proceeds of the award or payment to Lessor in connection with the Taking, to the extent practicable. During the period of restoration by Lessor, if the Taking or such restoration shall cause a material adverse impact on Lessee's business at Demised Premises, Basic Annual Rent and Additional Rent shall be abated and adjusted in an equitable fashion. Upon completion of the restoration, Basic Annual Rent and Additional Rent shall also be abated and adjusted in such manner as shall be just and equitable.

Section 21.4   Whether or not this Lease shall be terminated pursuant to the preceding Sections of this Article, Lessee shall have the right in connection with any Taking to assert all claims available to it for loss of leasehold improvements, trade fixtures and equipment and cost of moving or removal of its stock and Lessee's Property and such other items of loss or damage as Lessee shall suffer as a result of the Taking with respect to which Lessee shall, from time to time under applicable law, be permitted to make an independent claim provided that such claim by Lessee will not reduce the award or payment to Lessor in connection with the Taking.

ARTICLE XXII – NOTICES

Section 22.1   All notices, demands and requests, required or permitted to be given or made under any provision of this Lease, shall be in writing and shall be given or made by overnight courier which obtains delivery receipts (e.g. Federal Express) or by mailing same by registered or certified mail, return receipt requested, postage prepaid, addressed to the parties at their respective addresses as set forth below. Any such notice, demand or request shall be deemed given or made on the next business day after delivery to the overnight courier and, if mailed, on the third (3rd) business day after the date so mailed. Either party may change its address for notices and/or copies of notices by given written notice to the other party in accordance with this Article.

To Lessor: KAM FL RENTALS LLC
                  915 W Gonzales Street
                  Pensacola, Florida 32501

To Lessee: ZENATECH, INC.
                  Attention to: James A. Sherman
                  602 W 5th Avenue, Suite B
                  Naperville, Illinois 60563

ARTICLE XXIV – HOLDOVER

Section 22.1   Lessee expressly waives, for itself and for any person claiming through or under Lessee, any rights which Lessee or any such person may have under the provisions of law then in force, in connection with any holdover proceedings which Lessor may institute to enforce the provisions of this Lease. In the event Lessee remains in possession of the Demised Premises or the Building after the expiration of this Lease or sooner termination, Lessee, at the option of Lessor, shall be deemed to be occupying the Demised Premises either as a holdover Lessee or as a Lessee from month to month, at a monthly use and occupancy rate or rental, as the case may be, equal to one hundred fifty (150%) percent of the Base Rent payable during the last month of the Term, subject to all of the other terms of this Lease insofar as the same are applicable to a holdover Lessee or month-to-month Lessee, as the case may be. Lessee's obligations under this Article shall survive the termination of this Lease.

ARTICLE XXIII - MISCELLANEOUS PROVISIONS

Section 23.1   In any case where either party hereto is required hereunder to do any act, a delay in the performance of such act caused by or resulting from act of God, riot, civil commotion, strikes, lock-out, acts, orders or regulations of governmental authority, acts or failure to act of the other party, fire, tornado, windstorm, adverse weather conditions or other causes beyond such party's reasonable control (collectively "**Force Majeure**"), shall not be counted in determining the time for completion of the performance of such act, whether such be herein designated as a specific date, a fixed period of time or a reasonable time. It is expressly understood and agreed, however, that the provisions of the preceding sentence shall not apply to, or operate to postpone, defer or extend or otherwise affect to make payments of Base Rent pursuant to this Lease.

Section 23.2   If any provision of this Lease shall be determined by a court of competent jurisdiction to be invalid, such determination shall not affect any of the other provisions of this Lease and such other provisions shall remain in force and effect. If any provision of this Lease shall be capable of two constructions, one of which would render the provision valid and the other of which would render it invalid, then such provision shall have the construction and meaning which would render it valid.

Section 23.3   If, at any time after the commencement of the term hereof, Lessor or Lessee shall make written request therefor, the non-requesting party shall, within ten (10) business days after such request, deliver to the requesting party a written instrument, duly executed, certifying, if such be the case: (i) that this Lease is in force and effect; (ii) that this Lease has not been modified, amended or supplemented or specifying the modification, amendment or supplement; (iii) that Lessor and/or Lessee is not in default hereunder, or if it is then in default, specifying the nature of the default and whether or not the time period for curing same has expired; (iv) the date or dates through which Base Rent have been paid; and (v) that there are no offsets or deductions against Base Rent, or if any are claimed, specifying the amount thereof and the basis therefor.

Section 23.4   This Lease, and the rights and obligations of the parties hereto, shall be interpreted and construed in accordance with the Laws of the state in which the Demised Premises are located.

Section 23.5   The term "Lease Interest Rate" as used in this Lease shall be deemed to mean the prime rate of interest from time to time being charged by Citibank N.A. of New York, New York to its most creditworthy customers.

Section 23.6   Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your County Public Health Unit. Lessor has no knowledge of any radon existing within the Premises. To the extent that the Lessee provides a professional report suggesting that Radon Gas exists within the Premises beyond normal levels, the Lessor, at the Lessee's expense, shall hire a professional to further inspect and provide a report to determine the radon gas levels. In the event that radon gas levels beyond normal limits exist within the Premises, the parties can mutually agree to terminate this Lease.

Section 23.7   LESSOR AND LESSEE HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LEASE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THE SUBJECT MATTER OF THIS LEASE. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS LEASE.

Section 23.8   Unless consented to in writing by Lessor or upon a default by the Lessor and the expiration of Lessor's notice and cure period, which consent may be withheld in Lessor's sole discretion, no memorandum or short form of this Lease shall be recorded by Lessee.

Section 23.9   Lessee covenants and agrees to pay to Lessor upon demand, as Additional Rent, a sum equal to all reasonable costs and expenses (including attorneys' fees, costs of investigation and disbursements) incurred by Lessor in enforcing any or all of its rights hereunder, specifically including the cost of collecting sums due, whether or not an action or proceeding is commenced, or levying and collecting on any judgment or arbitration award in Lessor's favor.

Section 23.10. Lessor has engaged a licensed broker, Frank Fitzsimmons, with Pensacola Business Brokers, and the Lessor shall be obligated to pay such brokerage a commission.

ARTICLE XXIV - SUCCESSORS AND ASSIGNS

The parties hereto hereby covenant and agree that the terms, conditions, covenants and agreements herein contained shall bind and inure to the benefit of Lessor, its successors and assigns, and Lessee, its successors and assigns, subject to the provisions of this Lease.

ARTICLE XXV - SURRENDER

Lessee shall, upon the expiration or sooner termination of the term of this Lease, surrender to Lessor the Demised Premises, together with all alterations and replacements thereof then in the Demised Premises (other than improvements required to be removed in accordance with Section 16.3), in vacant broom clean condition and repair, except for reasonable wear and tear. Title to all of Lessee's trade fixtures, furniture and equipment installed in the Demised Premises shall remain in Lessee, and, upon expiration or sooner termination of the term of this Lease, the same shall be removed and any resultant damage to the Building and/or the Demised Premises shall be repaired by and at the expense of Lessee. In the event that the term of the Lease shall be terminated prior to the originally stated Expiration Date or the Expiration Date as may be extended in accordance with the terms of Article 2.2 of the Lease, as the case may be, and in addition to Lessee's obligation to remove all of Lessee's trade fixtures, furniture and equipment and pay for any resultant damage to the Demised Premises occasioned by such removal, Lessee shall also reimburse Lessor for the reasonable and necessary costs incurred by Lessor to return the Building and Demised Premises to Leasable condition, but not for the cost of remedying reasonable wear and tear to the Building and Demised Premises. Provided, however, Lessor's right to make alterations, repairs or improvements to the Demised Premises after Lessee's default shall be limited to those alterations, repairs, and/or improvements necessary for the purpose of re-letting the Demised Premises. Said costs shall specifically be limited to work performed in connection with "shell improvements" only. Lessee shall in no event be responsible for any special leasehold improvements to the Demised Premises made by Lessor. The provisions of this Article shall survive the expiration or sooner termination of the term of this Lease.

ARTICLE XXVI - SECURITY DEPOSIT

Concurrently with Lessee's delivery of this Lease, Lessee shall deposit with Lessor the sum Four Thousand and No/100 Dollars ($4,000.00) (the "Security Deposit"), to be held by Lessor as security for the full and faithful performance of Lessee's obligations under this Lease, to pay any rental sums, including without limitation such additional rent as may be owing under any provision hereof, and to maintain the Premises as required by this Lease. Upon any breach of the foregoing obligations by Lessee, Lessor may apply all or part of the Security Deposit as full or partial compensation. If any portion of the Security Deposit is so applied, Lessee shall within 5 days after written demand by Lessor deposit cash with Lessor in an amount sufficient to restore the Security Deposit to its original amount. Lessor shall not be required to keep this Security Deposit separate from its general funds, and Lessee shall not be entitled to interest on the Security Deposit. In no event may Lessee utilize all or any portion of the Security Deposit as a payment toward any rental sum due under this Lease. Any unapplied balance of the Security Deposit shall be returned to Lessee or, at Lessor's option, to the last assignee of Lessee's interest in this Lease within 30 days following the termination of this Lease and Lessee's vacation of the Premises.

ARTICLE XXVII - ENTIRE AGREEMENT

This instrument, together with the Exhibits attached hereto (all of which shall be deemed part of this Lease), contains the entire agreement and understanding between the parties hereto with respect to the lease of the Building and/or Demised Premises to Lessee. No statements, representations, prior agreements or understanding not herein set forth shall have any force or effect unless appropriate amendment is executed by all parties hereto. This Lease shall become effective only upon execution hereof by both parties hereto and delivery of a fully executed original hereof to Lessee.

IN WITNESS WHEREOF the parties hereto have duly executed this instrument as of the date first above written, which date shall be deemed to be and shall be referred to as the date of this Lease.

WITNESSES: **LESSOR:**

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:32 CST)
_____   _____
KAM FL RENTALS LLC
Witness Signature: By: Kenneth D. Monie
                                    Its: Manager

_____
Print Witness Name: Date: 22/01/2025 _____

_____
Witness Signature:

_____
Print Witness Name:

STATE OF FLORIDA
COUNTY OF _____

The foregoing Lease was sworn and acknowledged before me by means of ☐ physical presence or ☐ online notarization this _____ day of January, 2025, by **KENNETH D. MONIE**. He ☐ is personally known to me or ☐ has produced a _____ Driver's License or _____ as identification.

(NOTARY SEAL)   _____
                                    Notary Public - State of Florida
                                    Printed Name: _____

WITNESSES:

LESSEE:

James Sherman
James Sherman (Jan 22, 2025 12:59 CST)

_____   _____

Witness Signature:

ZENATECH, INC.
By: James A. Sherman
Its: President

_____

Print Witness Name:

Date: 22/01/2025

_____

Witness Signature:

_____

Print Witness Name:

STATE OF FLORIDA
COUNTY OF _____

The foregoing Lease was sworn and acknowledged before me by means of ☐ physical presence or ☐ online notarization this _____ day of January, 2025, by **JAMES A. SHERMAN**, as President, of **ZENATECH, INC., a Wyoming Corporation**. He ☐ is personally known to me or ☐ has produced a _____ Driver's License or _____ as identification.

(NOTARY SEAL)

_____
Notary Public - State of Florida
Printed Name: _____

EXHIBIT A
DEMISED PREMISES

Parcel 1 Description:

Lots 1, 2, and 3, Block 48, Kupfrian Park Subdivision, a Subdivision of a portion of Section 29, 30 and 60, Township 2 South, Range 30 West, Escambia County, Florida, according to the Plat recorded in Deed Book 62, Page(s) 245, of the Public Records of said County.

EXHIBIT B
EXCLUDED AREA

The parties agree that the Lessor will maintain the Excluded Area located in a portion of the downstairs of the Premises as indicated on the attached floor plan depiction. Only the Lessor shall have access to the Excluded Area, and only items may be stored in the Excluded Area. The Lessor shall not assign or sublet the Excluded Area.



CERTIFICATE

This Certificate is dated effective January 22, 2025 and is made by ZenaTech, Inc., a Wyoming corporation ("**Buyer**") in favor of KJM Land Surveying, Inc., a Florida LLC ("**Company** "), Daniel K. Monie and Michael Watts Austin (collectively the "**Members**") (Company and Members together the "**Seller Parties**").

Buyer, Company, and the Seller Parties entered into an Acquisition and Membership Interests Purchase Agreement dated January 22, 2025, (the "**Agreement**"). Buyer is signing and delivering this Certificate pursuant to Section 4 of the Agreement, and as a condition to Seller Parties closing the transaction provided for in the Agreement.

Buyer certifies to Seller Party as follows:

1. **Representations and Warranties**. Each of the representations and warranties set forth in Section 4 of the Agreement: (a) was accurate in all respects as of the date of the Agreement; and (b) is accurate in all respects as of the date of this Certificate.

2. **Covenants**. Buyer has performed and complied with each of the covenants set forth in Section 4 of the Agreement in all respects.

   Dated effective as of the date set forth in the preamble.

Buyer:
ZenaTech, Inc.

James Sherman
James Sherman (Jan 22, 2025 12:59 CST)
By: James Sherman
Its: President

RESIGNATION OF MANAGER
OF
KJM LAND SURVEYING, LLC,
A Limited Liability Company

Kenneth D. Monie, a manager and officer of this limited liability company, submits this resignation pursuant to the provisions of section 605.0216, Florida Statutes:

1. The name of the limited liability company as it appears on the records of the Florida Department of State is: KJM LAND SURVEYING, LLC.

2. The Florida document/registration number assigned to this limited liability company is L18000112379.

3. The effective date of this manager and officer's resignation is January 17, 2025.

4. I, Kenneth D. Monie, hereby resign as a manager and officer of KJM LAND SURVEYING, LLC, a limited liability company organized under the laws of the State of Florida.

5. I affirm that the limited liability company has been notified in writing of the resignation.

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:52 CST)
_____

Kenneth D. Monie

Date: January 22/2025 ___, 2025

RESIGNATION OF MANAGER
OF
KJM LAND SURVEYING, LLC,
A Limited Liability Company

Michael Watts Austin, a manager and officer of this limited liability company, submits this resignation pursuant to the provisions of section 605.0216, Florida Statutes:

1.   The name of the limited liability company as it appears on the records of the Florida Department of State is: KJM LAND SURVEYING, LLC.

2.   The Florida document/registration number assigned to this limited liability company is L18000112379.

3.   The effective date of this manager and officer's resignation is January 17, 2025.

4.   I, Michael W. Austin, hereby resign as a manager and officer of KJM LAND SURVEYING, LLC, a limited liability company organized under the laws of the State of Florida.

5.   I affirm that the limited liability company has been notified in writing of the resignation.

_____

Michael Watts Austin

Date: January 22, 2025

STATE OF FLORIDA UNIFORM COMMERCIAL CODE
FINANCING STATEMENT FORM

A. NAME & DAYTIME PHONE NUMBER OF CONTACT PERSON

B. EMAIL ADDRESS: kaschultz@schultzlawgrp.com

C. SEND ACKNOWLEDGEMENT TO:
Name: Kerry Anne Schultz, Esquire
SCHULTZ LAW GROUP, P.L.L.C.

Address: 2777 Gulf Breeze Parkway

City/State/Zip: Gulf Breeze, FL 32563

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME – INSERT ONLY **ONE** DEBTOR NAME (**1a OR 1b**) – Do Not Abbreviate or Combine Names

1.a ORGANIZATION'S NAME			
ZenaTech, Inc., a Wyoming Corporation			

1.b INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

1.c MAILING ADDRESS Line One					
602 W 5th Avenue	This space not available.				

MAILING ADDRESS Line Two	CITY		STATE	POSTAL CODE	COUNTRY
Ste B	Naperville		IL	60563	USA

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – INSERT ONLY **ONE** DEBTOR NAME (**2a OR 2b**) – Do Not Abbreviate or Combine Names

2.a ORGANIZATION'S NAME			

2.b INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

2.c MAILING ADDRESS Line One					
	This space not available.				

MAILING ADDRESS Line Two	CITY		STATE	POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) – INSERT ONLY **ONE** SECURED PARTY (**3a OR 3b**)

3.a ORGANIZATION'S NAME			

3.b INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
Monie	Kenneth	D.	

3.c MAILING ADDRESS Line One					
1616 West Avery Street	This space not available.				

MAILING ADDRESS Line Two	CITY		STATE	POSTAL CODE	COUNTRY
	Pensacola		FL	32501	USA

4. This **FINANCING STATEMENT** covers the following collateral:

A security interest on all fixtures, furniture, personal property, and equipment whether any of the foregoing is owned or acquired later, wherever located, all accessions, additions, replacements and substitutions related to any of the foregoing, all records of any kind relating to any of the foregoing, and all proceeds relating to any of the foregoing (including insurance, general intangibles and other account proceeds) owned or further acquired by the Debtor. A security interest in all Units of the Company pursuant to that certain Promissory Note made by the Debtor in favor of the Secured Party.

5. ALTERNATE DESIGNATION (if applicable) ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR

☐ AG LIEN ☐ NON-UCC FILING ☐ SELLER/BUYER

6. Florida DOCUMENTARY STAMP TAX – YOU ARE REQUIRED TO CHECK **EXACTLY ONE** BOX

☐ X All documentary stamps due and payable or to become due and payable pursuant to s. 201.22 F.S., have been paid.

Florida Documentary Stamp Tax is not required.

7. OPTIONAL FILER REFERENCE DATA

STANDARD FORM - FORM UCC-1 (REV.05/2013)   **Filing Office Copy**   **Approved by the Secretary of State, State of Florida**

CERTIFICATE

This Certificate is dated effective January 22, 2025 and is made by ZenaTech, Inc., a Wyoming corporation ("**Buyer**") in favor of KJM Land Surveying, LLC., a Florida LLC ("**Company**") Kenneth D. Monie and Michael Watts Austin (collectively the "Members") (Company and Members together the "**Seller Parties**").

Buyer, Company, Kenneth D. Monie and Michael Watts Austin entered into an Acquisition and Membership Interest Purchase Agreement dated January 22, 2025, (the "Agreement").

The President of Buyer certifies to the Seller Parties as follows:

1. **Resolutions**. The resolutions attached as <u>Exhibit A</u> was adopted by the board of directors of Buyer, as applicable, on January 22, 2025. The resolutions have not been amended, rescinded, or superseded, and remain in full force and effect as of the date of this Certificate.

2. **Incumbency**. Each of the following individuals: (a) is a duly appointed officer of Buyer; (b) holds the office appearing opposite the individual's name; and (c) is authorized to sign and deliver on behalf of Buyer the Agreement and any other documents contemplated by the Agreement. The signature appearing opposite each individual's name is the individual's genuine signature.

<u>Name</u>	<u>Office</u>	<u>Signature</u>
James Sherman	President	*James Sherman* James Sherman (Jan 22, 2025 12:59 CST)

Dated effective as of the date set forth in the preamble.

James Sherman
James Sherman (Jan 22, 2025 12:59 CST)

James Sherman, President

EXHIBIT A

CORPORATE RESOLUTION

Resolution of the Board of Directors of ZenaTech, Inc., a Wyoming Corporation (hereinafter the "Buyer") Authorizing Purchase

I, Craig Passley**, Secretary** of ZenaTech, Inc. a Wyoming corporation **,** hereby certify that I am the keeper of the records and minutes of meeting of the Board of Directors of the Buyer, a corporation registered under the laws of the State of Wyoming, whose correct corporate name is **Zenatech, Inc.,** and that on **January 22, 2025** at a meeting of the Board of Directors of the Buyer at which a quorum of Directors was present or by unanimous written consent of the Directors, in accordance with Wyoming law and the governing documents of the Buyer, the following resolutions were duly and legally passed and have not been revoked, altered or amended:

"RESOLVED", that **James Sherman, President**, in compliance with the Buyers governing documents, with his sole signature, is hereby authorized and empowered to represent the Buyer for the purpose of the purchase of the Membership Interests of the KJM Land Surveying LLC from its Members ("**Purchase**").

"RESOLVED FURTHER", that the **President** of the Buyer, with his sole signature, is hereby authorized and empowered to transact the Sale by:

(a) Executing and delivering, in the name of the Buyer, any and all agreements, notes, assignments, checks, conveyances, certificates and instruments contemplated by the Purchase, or required by the transaction documents in connection therewith;

(b) Exercising such authority of the Buyer, executing and delivering such additional documents and making such further determinations as may be necessary or advisable to accomplish the purpose of this resolution and carry out the terms of the Purchase.

I further certify to the Holder of the Note that the signature of the **President** referred to in said Resolutions and authorized to sign as therein provided, are as follows:

NAME	TITLE	SIGNATURE
James Sherman	**President**	James Sherman James Sherman (Jan 22, 2025 12:59 CST)

IN WITNESS WHEREOF, I have hereunto set my hand as **Secretary** of Company, and have affixed hereto the official seal of the Company, this __ **day of January, 2025.**

COMPANY:
ZenaTech, Inc.,
A Wyoming corporation

By:_____(SEAL)
_____, **Secretary**

Sworn to and subscribed before me
This _____day of _____, 202__.

_____
Notary   [NOTARY SEAL]

_____
Witness

COMMERCIAL LEASE

This Commercial Lease ("**Lease**") is made this _____ day of January, 2025, by and between **KAM FL RENTALS, LLC, a Florida limited liability company** (hereinafter "Lessor"), whose post office address is 915 W Gonzales Street, Pensacola, Florida 32501, and **ZENATECH, INC., a Wyoming Corporation** (hereinafter "Lessee"), whose post office address is 602 W 5th Avenue, Suite B, Naperville, Illinois 60563.

ARTICLE I – DEMISED PREMISES

Section 1.1   Demised Premises.   The premises demised and leased to Lessee hereunder (hereinafter called the "**Demised Premises**" or "**Leased Premises**") shall consist of a portion of the real property located at 1616 W Avery Street, Pensacola, Florida 32501, of which the entire parcel is more particularly described on Exhibit "A" attached hereto and incorporated by reference. Lessee will not have access to a portion of the Premises, which is more particularly described in Exhibit "B" attached hereto and incorporated by reference ("Excluded Area").

ARTICLE II--TERM, COMMENCEMENT, RENT COMMENCEMENT, EXPIRATION DATE, AND RENEWAL PERIOD

Section 2.1   Lease and Rent Commencement.   The initial term of this Lease (the "**Initial Term**") shall be for a period of one (1) year and will commence on January 22, 2025 (the "**Commencement Date**") and shall expire on January 21, 2026 (the "**Expiration Date**"), subject to extension pursuant to Section 2.2, and unless sooner terminated as herein provided.

Section 2.2   Renewal Option.   Provided that: (i) this Lease has not been previously terminated; (ii) no Default exists beyond applicable notice and cure periods, if any, at the time that Lessee shall exercise its right to renew this Lease or at the commencement of the Renewal Term; and (iii) Lessee gives written notice of its election to extend the Term of this Lease no later than ninety (90) days prior to the expiration of the Initial Term or the first Renewal Term, as applicable, Lessee shall have two (2) options to renew this Lease for the Demised Premises for an additional term of one (1) year (the "**Renewal Term**"), which Renewal Term shall commence on the date immediately following the expiration date of the Initial Term or the first Renewal Term, as applicable. Notwithstanding the foregoing, if Lessee fails to provide Lessor with written notice of Lessee's intent to exercise said renewal option within sixty (60) days of expiration of the Initial Term, Lessor shall give Lessee written notice of such failure, and Lessee shall have twenty (20) days after receipt of such notice from Lessor to provide Lessor with written notice of Lessee's intent to exercise said renewal option. The Initial Term and Renewal Term(s), if any, shall collectively be referred to as the "Term."

ARTICLE III- RENT

Section 3.1   Rent.   Beginning on January 21, 2025, ("Rent Commencement Date"), Lessee shall pay to Lessor base rent in the amount of as indicated below "**Base Rent**"), to be paid to Lessor in equal monthly increments as defined below, on or before the first day of each successive calendar month during the Term of this Lease, promptly when due, without notice or demand therefor, and without any abatement, deduction or set-off for any reason whatsoever, except as may be expressly provided in this Lease. Upon execution of this Lease, the Lessee shall pay the first month's rent to Lessor. The term "Rent" shall mean all Base Rent, Additional Rent, taxes, insurance, assessments, late fees, penalties, bad check fees, and any costs or expense incurred in the collection of any amount due from the Lessee to the Lessor.

Base Rent payment.

Rent per Month for the Initial Rent Commencement Term (inclusive of taxes, association dues and insurance)

Year   Rent Per Month (excluding sales tax)
Prorated rent for January 21, 2025 through January 31, 2025 is $1,290.30 plus 3.5% for sales tax.
1                                 $4,000.00

During any renewal term, annual rent shall increase by three percent (3%). Sales tax will be Three Hundred and No/100 Dollars ($300.00) per month, which shall be equally divided between the Lessee and Lessor.

Section 3.2   Late Payments and Late Charges. Notwithstanding anything contained herein, in the event that Lessor does not receive any installment of Base Rent by the tenth (10th) day of each month, or any payment of Additional Rent within five (5) days of the date due (a "**Late Payment**"), that in addition to all other remedies of Lessor, Lessee will be subject to and liable for a charge (a "**Late Charge**") equal to eighteen percent (18%) of the amount that is late, which shall be due and payable to Lessor immediately as Additional Rent. The provision of this Section providing for a Late Charge shall not be deemed to authorize late payment for any installment of Base Rent. In addition, in the event any Rent payment (Base Rent) is more than thirty (30) days past due, then, in addition to any Late Charges, fees, interest and/or other remedies hereunder, all such overdue Basic Annual Rent shall bear interest at the "**Lease Interest Rate**" (as hereinafter defined), calculated from the due date thereof until paid. Said payment shall be immediately due and payable on or prior to the first day of the next succeeding month, and shall be in addition to the Late Charge.

Section 3.3   Dishonored Checks. Lessee shall promptly pay to Lessor upon notice thereof the fee of Fifty and No/100 Dollars ($50.00) for costs incurred by Lessor for any dishonored check tendered by Lessee. In the event more than two (2) checks submitted by Lessee are dishonored for any reason whatsoever (except bank error) in any consecutive twelve (12) month period, Lessor in its sole discretion may require all payments made for the next consecutive twelve (12) month period thereafter by Lessee to Lessor to be by certified or bank check. In such event, and during such twenty four (24) month period, Lessor may refuse to accept a check that is not a certified or bank check and such non certified or non bank check submitted to Lessor shall not be deemed payment tendered to Lessor.

Section 3.5   Lessor and Lessee hereby acknowledge that the amount of statutory sales tax on the Basic Annual Rent and the amounts of monthly installments for reimbursement of Lessor's property taxes may change from time to time as those rates are changed by the taxing authorities. Lessor and Lessee hereby agree that any changes to these amounts by the charging authorities shall by this reference be effectively and correspondingly incorporated into the terms and provisions of this Agreement and shall be thenceforth paid at the new rate. Lessor shall provide written notice to Lessee of any such changes to the monthly installment amounts within ten (10) days of Lessor's receipt of such information.

Section 3.6   Lessor agrees to keep at all times during the term of this Lease, at the general office of Lessor or Lessor's accountant, full, complete and accurate books of account and records in accordance with generally accepted accounting practices with regard to the Taxes and Insurance Premiums, for a period of at least three (3) years from the end of the period to which they are applicable, or, if any audit is required or a controversy should arise between the parties hereto regarding Lessee's payment of Insurance Premiums, until such audit or controversy is terminated even though such retention period may be after the expiration of the term of this Lease. Such books and records shall at all reasonable times during the aforesaid retention period be open to the inspection of Lessee or its duly authorized representatives on five (5) days prior notice who shall have full and free access to such books and records, no more than once during each calendar year, as may be necessary for a proper examination and audit thereof. If such examination and audit shall disclose an overcharge of Insurance Premiums costs theretofore computed by Lessor and paid by Lessee for the period being examined, in excess of three (3%) percent, Lessor shall pay the costs of such audit and Lessor shall promptly pay to Lessee in any event any excess payment theretofore paid by Lessee.

ARTICLE IV- REAL ESTATE TAXES AND ASSOCIATION DUES

For each Lease Year during the Term of this Lease, Lessor shall, at the sole cost and expense of Lessor, pay all Municipal, County, and School taxes, and any and all other real estate taxes, assessments and other governmental levies and charges, general and special, ordinary and extraordinary, unforeseen as well as foreseen of any kind and nature whatsoever, which are assessed, levied, confirmed, imposed or become due and payable out of or for, or become a lien upon, the Building, or any part(s) thereof, during the term of this Lease, and also interest on installment payments and all costs and fees (including reasonable attorneys' fees) incurred by Lessor in contesting tax assessments and/or negotiating with the public authorities as to the same.

ARTICLE V- UTILITIES

Lessor shall make available to the Demised Premises all existing facilities (including pipes, conduits and cables ready for hookup) for water, gas, electricity, sewerage, telephone, cable and other utility for use in the Demised Premises. Lessee shall arrange with the public utility companies servicing the Leased Premises for providing services. Lessee shall pay directly to the utility company or governmental agency or authority, as the case may be, for gas, electricity, waste management, and other public utilities, and for janitorial services supplied or furnished to the Demised Premises from and after the Delivery Date, and during the Term. In the event of any such interruption of any such services, Lessor shall use reasonable diligence to restore such service.

ARTICLE VI– INSURANCE

Section 6.1   Fire and Casualty Insurance. Lessor shall maintain, at the sole cost and expense of Lessor, and for the benefit of Lessor, during the Term, a policy or policies of insurance insuring the Leased Premises against loss or damage due to fire and other casualties ("**Lessor's Insurance**"). Such coverage shall be for full replacement cost of the Leased Premises and shall be in the name of Lessor as named insured by endorsement as their respective interests may appear. Except for Lessee's use of the Demised Premises for the Permitted Use, Lessee shall neither use the Demised Premises nor permit the Demised Premises to be used or acts to be done therein which will: (a) increase the premium of any insurance described in this Article; (b) cause a cancellation of or be in conflict with any such insurance policies; (c) result in a refusal by insurance companies of good standing to insure the Demised Premises in amounts reasonably satisfactory to Lessor; or (d) subject Lessor to any liability or responsibility for injury to any person or property by reason of any operation being conducted in the Demised Premises. Lessee shall, at Lessee's expense, comply as to the Demised Premises with all insurance company reasonable requirements pertaining to the Demised Premises. Lessee shall comply with all rules, orders, regulations or requirements of the American Insurance Association (formerly the National Board of Fire Underwriters) and with any similar body.

Section 6.2 <u>Insurance Required of Lessee</u>. Lessee shall maintain during the Term the following coverage:

(a)   Commercial general liability insurance covering operations and products for injury or loss occurring upon, in, or about the Demised Premises and contractual liability assumed under this Lease.

(b)   Physical Damage Insurance.

(c)   Workers' Compensation Insurance, in statutorily required amounts.

(d)   Employer's Liability Insurance, in statutorily required amounts.

(e)   The minimum limits of policies of insurance required of Lessee under this Lease shall in no event limit the liability of Lessee under this Lease. Such insurance shall (i) name Lessor, Lessor's agent and any other party it reasonably specifies, as an additional insured by endorsement; (ii) specifically cover the liability assumed by Lessee under this Lease, including, but not limited to, Lessee's obligations under this Article; (iii) be issued by an insurance company having a rating of not less than A- VIII in Best's Insurance Guide and licensed to do business in the State of Florida; and (iv) be primary insurance as to all claims thereunder and provide that any insurance carried by Lessor is excess and non contributing with any insurance requirement of Lessee.

ARTICLE VII –INDEMNIFICATION

Section 7.1   Lessee shall indemnify and save harmless Lessor from and against any and all liability, claim, cost, expense, damage, penalties or judgments, and reasonable attorneys' fees and other expenses incident to litigation, arising from: (i) any breach, non-performance or violation by Lessee, or Lessee's agents, employees, contractors, licensees or invitees of any covenant or provision of this Lease; or (ii) injury to person or property sustained on or about the Demised Premises resulting from any act or acts or omission or the carelessness, negligence or improper conduct of Lessee or Lessee's agents, employees, licensees, contractors, or invitees; or (iii) any occurrence in, upon, at or from the Demised Premises, or the occupancy, condition or use of the Demised Premises, except to the extent that any such injury results from the acts or omissions of Lessor's or Lessor's Representatives. Lessee shall, at its own cost and expense, defend any and all suits or actions (just or unjust) which may be brought against Lessor or in which Lessor may be impleaded with others upon any such above-mentioned matter. Notwithstanding the foregoing, Lessee shall not be required to indemnify Lessor to the extent of any injury, loss or damage to any person or property in or about the Premises, arising from the acts or omissions of Lessor or Lessor's Representatives.

Section 7.2   Lessee further covenants and agrees to pay, and to indemnify Lessor against, all reasonable costs, expenses and charges, including, but not limited to, attorneys' fees and other expenses incident to litigation, incurred in obtaining possession of the Demised Premises after default by Lessee or upon the expiration or earlier termination of the Term hereof, or in enforcing any covenant or agreement of Lessee herein contained.

Section 7.3   Lessor shall indemnify, defend and hold harmless Lessee and Lessee's Agents, and reimburse Lessee and Lessee's Agents for, any and all demands, claims, causes of actions, fines, penalties, damages liabilities, judgments, and expenses (including, without limitation, reasonable attorney's fee) incurred in connection with or arising from: (a) the wrongful or inappropriate use or occupancy or manner of use or occupancy of the Building (excluding the Leased Premises) by Lessor or any person claiming under Lessor; (b) any illegal or wrongful activity, work or thing done or permitted by Lessor in or about the Leased Premises; (c) any breach, violation or nonperformance by Lessor or its employees, agents, contractors or licensees of any term, covenant or provision of this Lease or any law, ordinance or governmental requirement of any kind. If any action or proceedings brought against Lessee or Lessee's Agents by reason of any such claim for which Lessor has indemnified Lessee and Lessee's Agents, Lessor, upon written notice from Lessee, shall defend the same at Lessor's expense with counsel reasonably satisfactory to Lessee, provided counsel supplied by Lessor's insurance company shall be deemed satisfactory.

ARTCILE VIII – MUTUAL WAIVER OF SUBROGATION

Each of the parties hereto hereby waives and releases any and all rights of action against the other which may hereafter arise for damage to or destruction of the Building, to or of the Demised Premises or to or of property in and contents of the Demised Premises or the Building, resulting from fire or other casualties of the kind covered by the policies actually carried or required to be carried hereunder, irrespective of the cause thereof, to the extent of said insurance carried or required to be carried, whichever is greater. Each policy of such insurance maintained by Lessor (if any), or Lessee shall contain a waiver of subrogation in favor of the other, so long as such waiver is obtainable. If any premium or other cost shall be charged for such waiver of subrogation, the party to be benefited hereby shall pay such premium or be deemed to have waived the obligation of the other party to obtain such waiver of subrogation.

ARTICLE IX - USE OF DEMISED PREMISES

Section 9.1   Permitted Use. Lessee shall use the Demised Premises solely as, and for no other purposes than the operation of a land surveying company and related services (the "**Permitted Use**"). Lessee shall not be permitted to use the Demised Premises for any other purpose whatsoever. The Permitted Use shall be conducted in compliance with all applicable laws, rules, regulations, ordinances and requirements of all applicable governmental authorities having jurisdiction hereof (collectively, "**Laws**").

Section 9.2   Waste Management/Rubbish. Lessee shall handle and dispose of all rubbish, garbage and recyclable materials from Lessee's operations in accordance with regulations reasonably established by Lessor, at Lessee's sole cost and expense, shall arrange for the disposal of Lessee's rubbish, garbage and recyclable materials. Lessee shall not permit the accumulation or burning of any rubbish or garbage in, on or about any part of the Demised Premises or the Building. All rubbish and garbage shall be concealed in metal containers in locations designated by Lessor.

ARTICLE X - COMPLIANCE WITH LAWS;
ENVIRONMENTAL, AND OTHER APPLICABLE LAWS

Section 10.1 Compliance with Laws: Lessor shall complied with all environmental and applicable laws. Throughout the Term, Lessee shall maintain the Demised Premises in a safe, careful and proper manner. Lessee shall comply with all Laws, present or future, of any governmental authority whether federal, state, county or municipal, or any political subdivision of any of the foregoing which may exercise jurisdiction over the ownership, operation or maintenance of the Demised Premises; provided, however, that in complying with such Laws and documents, Lessee shall not be required to make structural alterations or repairs, including to the roof, foundation, load bearing beams and supports, and structural walls, to the Demised Premises unless same are required as a consequence of Lessee's use of the Demised Premises. If, as a consequence of Lessee's use or occupation of the Demised Premises, any improvements are required to comply with any such Law, regulation, rule or document, Lessee shall promptly install and maintain the same at its sole cost and expense. Lessee shall, throughout the Term, comply with any and all requirements of Lessor's insurance company or of Lessee's insurance company as same may relate to Lessee's use or occupation of the Demised Premises.

Notwithstanding anything contained herein or elsewhere in this Lease to the contrary, Lessor shall be responsible for ensuring that the Common Area of the Building is in compliance with Title III of the Americans with Disabilities Act (the "**Act**") at all times, and Lessor shall make, at Lessor's cost and expense, all alterations and additions to the Common Area, that may be necessary from time to time to keep or bring the Common Area in compliance with the Act. Lessor shall indemnify and hold Lessee harmless from all claims, suits, actions, damages and liability (including costs and expenses of defending against the aforesaid) arising from Lessor's failure to discharge its responsibilities under this paragraph.

Section 10.2   Hazardous Material. Lessee shall not cause or permit any Hazardous Material, as defined below, to be brought upon, kept or used in or about the Demised Premises by Lessee, its agents, employees, contractors or invitees. Lessee shall at all times comply with all applicable environmental laws, except for such types and in such quantities as are reasonably necessary for Lessee's business provided that such use is at all times in compliance with the manufacturer's instructions therefor and all applicable Laws; further provided, however, that in no event may any dry-cleaning services or processes ever be performed on site or in the Demised Premises. Lessee shall not discharge, leak or emit, or permit to be discharged, leaked or emitted, any material into the atmosphere, ground, sewer system, or any body of water, if that material (as is reasonably determined by any governmental authority) does or may pollute or contaminate the same, or may adversely affect (1) the health, welfare or safety of persons, whether located on the Demised Premises, the Building, or elsewhere, or (2) the condition, use or enjoyment of the Demised Premises, the Building or any other real or personal property. If Lessee breaches any of the covenants contained herein, in addition to being a default under this Lease, Lessee shall indemnify, defend and hold Lessor harmless from any and all claims, judgments, penalties, fines, costs, liabilities or losses, and damages (including costs and expenses of defending against the aforesaid) arising from Lessee's storage, handling, or disposal of any Hazardous Materials or Lessee's breach of any provision of this Section. This indemnification includes, without limitation, costs incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work required by any Federal, state or local governmental agency or political subdivision or by the holder of any mortgage encumbering the Demised Premises or the Building. Lessee shall promptly take all actions at its sole expense as are necessary to return the Demised Premises or the Building to the condition existing prior to the introduction of any hazardous material to the Demised Premises or the Building by Lessee, its agents, invitees, contractors or employees; provided that Lessor's approval of such action shall first be obtained. The provisions of this Section shall be in addition to any other obligations and liabilities Lessee may have at law or equity and shall survive the transactions contemplated herein, and shall survive the termination of this Lease.

Lessor shall indemnify, defend, and hold harmless Lessee, its directors, officers, employees and agents from and against any and all claims, demands, or causes of action (including the costs or expenses of defending against the aforesaid) that are asserted by a governmental entity or any other party and arise from the presence of Hazardous Materials in, on, or about the Building (excluding, however, any such claims, demands, or causes of action arising from the presence of Hazardous Materials in, on, or about the Building caused by Lessee or Lessee's use of the Building). The foregoing indemnification shall survive the termination or expiration of this Lease. In the event that Hazardous Materials are discovered to be present in, on, or about the Building and their presence was not caused by Lessee or Lessee's use of the Building, and their presence adversely affects Lessee or its business, or creates the reasonable possibility of future liability or defense costs and in connection therewith, and if Lessor fails to cure the same within a reasonable time in light of the potential hazard, Lessee shall have the right to terminate this Lease upon thirty (30) days prior written notice to Lessor; provided, however, in the event that Lessee gives Lessor such written notice of termination and Lessor completes its cure prior to the expiration of the aforesaid thirty (30) day period, this Lease shall not terminate but shall remain in full force and effect.

As used herein, the term **"Hazardous Material"** shall mean the following: (1) "Hazardous Substances", as defined by the Comprehensive Environmental Response, Compensation and Liability Act (**"CERCLA"**), 43 U.S.C. Sec. 9601 et seq.; (2) "Hazardous Wastes", as defined by the Resource Conservation and Recovery Act (**"RCRA"**), 42 U.S.C. Sec. 6901 et seq.; (3) any other wastes, pollutant or contaminant or hazardous, dangerous or toxic chemicals, materials or substances within the meaning of any other applicable Federal, state or local law, regulations, ordinance of requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or materials, all as amended or hereafter amended; (4) more than 7 gallons of crude oil or distillate thereof which is liquid at standard conditions of temperature and press (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (5) any radioactive material, including any source, special nuclear or by-product material as defined at 42 U.S.C. Sec. 2011 et seq., as amended or hereafter amended; (6) the asbestiform varieties of chrysolite, crocidolite, amosite, anthophyllite, termolite or actinolite, or asbestos in any other form, in any condition; and (7) toxic mold.

ARTICLE XI - COVENANT OF AUTHORITY AND QUIET ENJOYMENT

Section 11.1   Lessor has full right and power to execute and perform this Lease. Lessor represents and warrants that the execution of this Lease, compliance with the terms hereof and occupation of the Property by Lessee will not conflict with, cause a breach of or constitute a default under the terms of any agreement or instrument to which Lessor is a party.

Section 11.2   Lessor covenants and agrees that in the event Lessee shall perform all covenants and agreements herein stipulated to be performed on Lessee's part, Lessee shall at all times during said term have the peaceful and quiet enjoyment and possession of the Leased Premises and easement rights herein granted, without any manner of let or hindrance from Lessor or any other person or persons.

ARTICLE XII - MORTGAGE SUBORDINATION AND ATTORNMENT

Section 12.1   This Lease, and all rights of Lessee hereunder, are and shall be subject and subordinate in all respects to all ground leases, overriding leases and underlying leases of the Building and/or the Demised Premises now or hereafter existing, and to all mortgages (Mortgages") which may now or hereafter affect the Building and/or the Demised Premises, whether or not such Mortgages shall also cover other lands and/or buildings, to each and every advance made or hereafter to be made under such Mortgages, and to all renewals, modifications, replacements and extensions of such leases and such Mortgages and spreaders and consolidations of such Mortgages. Provided, however, as a condition to this subordination provision, so long as Lessee shall faithfully discharge the obligations on its part to be kept and performed under the terms of this Lease, its tenancy shall not be disturbed, nor shall this Lease be affected by any default under such Mortgage or other instrument, and in the event of foreclosure or enforcement of any such Mortgage or other instrument, the rights of Lessee hereunder shall survive, and this Lease shall in all respects continue in full force and effect, provided, however, that Lessee fully performs all of its obligations hereunder.

Section 12.2   In the event of any act or omission of Lessor which would give Lessee the right, immediately or after lapse of a period of time, to cancel or terminate this Lease, or to claim a partial or total eviction, Lessee shall not exercise such right (i) until it has given written notice of such act or omission to the holder of each superior mortgage and the lessor of each superior lease whose name and address shall previously have been furnished to Lessee in writing, and (ii) unless such act or omission shall be one which is not capable of being remedied by Lessor or such mortgage holder or lessor within a reasonable period of time, until a reasonable period for remedying such act or omission shall have elapsed following the giving of such notice and following the time when such holder or lessor shall have become entitled under such superior mortgage or superior lease, as the case may be, to remedy the same (which reasonable period shall in no event be less than the period to which Lessor would be entitled under this Lease or otherwise, after similar notice, to effect such remedy), provided such holder or lessor shall with due diligence give Lessee written notice of intention to, and shall commence and continue to remedy such act or omission.

Section 12.3   If the lessor of a superior lease or the holder of a superior mortgage shall succeed to the rights of Lessor under this Lease, whether through possession or foreclosure action or delivery of a new lease or deed, then at the request of such party so succeeding to Lessor's rights (herein sometimes referred to as "**Successor Lessor**") and upon Successor Lessor's written agreement to accept Lessee's attornment, Lessee shall attorn to and recognize such Successor Lessor as Lessee's Lessor under this Lease, and shall promptly execute and deliver that such Successor Lessor may reasonably request to evidence such attornment. Upon such attornment this Lease shall continue in full force and effect, as, or as if it were, a direct lease between the Successor Lessor and Lessee upon all of the terms, conditions and covenants as are set forth in this Lease and shall be applicable after such attornment, except that the Successor Lessor shall not (a) be liable for any previous act or omission of Lessor under this Lease except for non-monetary defaults of a continuing nature; or (b) be subject to obligations of Lessor or any offset, not expressly provided for in this Lease, which shall have theretofore accrued to Lessee against Lessor; or (c) be bound by any previous modification of this Lease, not expressly provided for in this Lease or by any previous prepayment of more than one month's Base Rent unless such modification or prepayment shall have been expressly approved in writing by the lessor of the superior lease or the holder of the superior mortgage which approval shall not be unreasonably withheld or delayed through or by reason of which the Successor Lessor shall have succeeded to the rights of Lessor under this Lease; or (d) be bound by any rent concession, construction reimbursement or similar Lessee inducement, to the extent not therefore paid or credited by Lessor.

ARTICLE XIII - ASSIGNMENT AND SUBLETTING

Lessee shall not, either voluntarily or involuntarily, by operation of law or otherwise, assign, transfer, mortgage or otherwise encumber this Lease, or sublet the whole or any part of the Demised Premises, or permit the Demised Premises or any part thereof to be occupied by others without the express written consent of Lessor.

ARTICLE XIV – MAINTENANCE AND REPAIRS/ LESSOR'S RIGHT TO PERFORM

Section 14.1   During the Term, unless wholly or partially caused by the negligence or breach of the terms of this Lease by Lessee, its employees, representatives, contractors, subcontractors, licensees or invitees, Lessor shall, subject to the provisions of Section 15.2 below, make all necessary repairs and replacements to or of the foundation and "structural portions" (as hereinafter defined) of the Demised Premises, damage to any utility lines (sewer, water, gas or electrical) located outside of the Leased Premises, and damage caused by one or more negligent acts or omission of Lessor, its agents, employees or licensees. For the purposes of this Section, structural portions shall mean and refer only to the storefront, roof, load-bearing walls, structural frames, beams and supports, foundation and members supporting the roof and floors (but not floor coverings). In addition, Lessor shall be responsible for replacement of the HVAC System if required during the term of the Lease. Lessor shall also be responsible for all exterior lawn maintenance.

Section 14.2   During the Term, Lessee shall, at its sole cost and expense, keep the Demised Premises in good order and condition. Among other things, Lessee shall be solely responsible to:

(i) maintain and repair the heating, ventilating and air-conditioning equipment exclusively serving the Demised Premises (the "**HVAC System**");

(ii) maintain general comprehensive liability insurance (including, without limitation, umbrella coverage), fire and casualty insurance, sign insurance and any other insurance required by Lessee under the provisions of Article VI;

(iii) maintain and repair all ceilings and plate glass doors and windows, if any, which are within the Demised Premises;

(iv) maintain and repair any utility, sanitary and/or plumbing lines and facilities exclusively servicing and entirely within the Demised Premises;

(vi) repair, paint, maintain in a first class manner and replace any of Lessee's permitted signs and sign equipment; and

(vii) except as to the Lessor's obligations set forth in Section 15.1 hereinabove, make all repairs to Demised Premises as may be required to keep same in good order; it being accepted and agreed that Lessor is not obligated to make any such repairs or replacements to the Demised Premises or the Building except solely to the extent hereinabove provided in Section 15.1.

Section 14.3   Lessor's Right to Perform Lessee's Work and Lessee's Maintenance and Repair Obligations. All repairs and replacements performed by Lessee pursuant to this Article XV shall be performed in a good and workmanlike manner and in conformity with all Laws. With respect thereto, Lessee shall, at its expense, obtain all necessary permits and approvals required in connection therewith.

Section 14.4   Lessor, and its agents and employees, shall not be liable or responsible for any damage or injury to any property of Lessee, or to any of Lessee's agents, employees, customers, licensees, invitees or contractors arising from or out of any breakage, stoppage or leakage or pipes, conduits and cables or any other occurrence, in, upon or at or from the Demised Premises, or the occupancy, condition or use of the Demised Premises or the Building, unless caused in whole or in part by the negligence of Lessor, its agents or employees.

Section 14.5   Lessee shall not enter upon or use the roof of the Building for any purpose, without Lessor's prior written consent, in its sole and absolute discretion. To the extent that Lessor grants its written consent for Lessee to enter upon the roof, Lessee shall not take any action which would violate or void any roof warranties, and no penetrations of the roof or work conducted by Lessee on the roof shall be performed without Lessor's prior consent, which may be withheld in Lessor's sole discretion. In the event that Lessee enters upon the roof of the Building without Lessor's prior written consent or otherwise makes any installation or roof penetration or performs any other activity on the roof without such consent in violation of the terms and conditions of this Section 15.5, then, in addition to all other rights and remedies of Lessor hereunder, from and after the date of such violation, Lessee shall be deemed to have assumed any and all liability for the maintenance, repair and replacement of the roof and roof systems.

ARTICLE XV – ALTERATIONS

Section 15.1   Lessee shall not make any alterations or improvements to the Demised Premises without in each instance first obtaining Lessor's written consent, which consent shall not unreasonably be withheld.

Section 15.2   All alterations, improvements or installations made or done by Lessee in, on or to the Demised Premises or any parts or facilities thereof shall be done in a good and workmanlike manner and in conformity with all Laws, and with all necessary governmental permits or authorizations and in accordance with plans and specifications approved in writing by Lessor. The originals or certified copies of all such approvals, authorizations, and permits, and upon completion of any alteration, addition or improvement, a complete set of reproducible "as built drawings" shall be delivered to and retained by Lessor. All alterations, additions and improvements made hereunder by Lessee shall be performed by Lessee in accordance with all rules and regulations and according to the requirements of Lessor. At all times when any such work is in progress, Lessee shall maintain or cause to be obtained adequate worker's compensation insurance covering all persons employed in connection with the work.

Section 15.3   Any and all alterations, improvements or installations made in, to or upon the Demised Premises by Lessee or Lessor (but not Lessee's furniture, lighting fixtures, trade fixtures and movable trade equipment, counters and shelving or signs installed by Lessee) shall be surrendered with the Demised Premises as part thereof at the expiration or other termination of the term of this Lease, however, Lessor may require that Lessee remove any improvements or alterations installed in violation of the terms of this Lease. Prior to surrender of possession, Lessee shall remove all personal property and surrender the Demised Premises in good broom clean condition, free and clear of all Hazardous Substances and violations of applicable Laws.

Section 15.4   Lessee agrees to indemnify and save harmless Lessor against and from any and all claims for injury, loss or damage to person or property caused by or resulting from the work in connection with any alterations, improvements, installations or additions in, to or upon the Demised Premises made by Lessee or by anyone claiming under Lessee.

ARTICLE XVI - MECHANIC'S LIENS

Prior to Lessee performing or causing to be performed any construction or other work on or about the Demised Premises for which a lien could be filed against the Demises Premises or the Building, Lessee shall, to the extent lawful and/or enforceable, have its contractor execute a waiver of lien, satisfactory to Lessor, and provide Lessor with the original or duplicate original of the same. Notwithstanding the foregoing, if any mechanic's or other lien shall be filed against the Demised Premises or the Building purporting to be for labor or material furnished or to be furnished at the request of Lessee, then Lessee shall, at its expense, cause such lien to be discharged by payment, bond or otherwise, within thirty (30) days after Lessee has received notice of the filing thereof. If Lessee shall fail to cause such lien to be discharged of record within such thirty (30) day period, Lessor may cause such lien to be discharged by payment, bonding the same or otherwise, without investigation as to the validity thereof or as to any offsets or defenses thereto. Lessee shall indemnify and hold Lessor harmless from and against any and all claims, costs, damages, liabilities and expenses (including attorneys' fees) which may be brought or imposed against or incurred by Lessor by reason of any such lien or its discharge. Nothing contained in this Lease shall authorize or be construed to authorize the filing of any lien against title to the Demised Premises or the Building and any contract executed by Lessee shall provide notice to the contractor that work performed and material supplied is for the sole account of Lessee and not Lessor.

ARTICLE XVII - LESSOR'S ACCESS

Lessor shall have the right, during reasonable business hours and without unreasonable interference with the operation of the business conducted therein, and upon not less than twenty-four (24) hours' prior written notice to Lessee, to enter upon the Demised Premises for the purpose of inspecting same, or making repairs and replacements thereto or therein or exhibiting the same to prospective purchasers or mortgagees of the Building or the Demised Premises. Without limiting the foregoing, Lessor shall also have the right, in the event of an emergency, to enter the Demised Premises at such time or times as shall be required by such emergency upon such telephone or other notice to Lessee as shall be practicable under the circumstances. In the event that the Lessor shall elect to the sell the Premises, the Lessor is permitted to erect and exterior for sale sign.

ARTICLE XVIII - DEFAULT PROVISIONS AND LESSOR REMEDIES

Section 18.1   Default. The occurrence of any one or more of the following events shall constitute a default ("**Default**") of Lessee under this Lease:

(i) Lessee shall fail to pay any installment of Base Rent or Additional Rent or other sums due under this Lease within five (5) business days of its receipt of written notice that same is past due;

(ii) Lessee shall fail to observe or perform any of the covenants, terms and conditions contained in this Lease on Lessee's part to be observed or performed (other than the covenants covered by subsection (i) above), and such failure shall continue and not be cured for a period of thirty (30) days after written notice to Lessee by Lessor; or if more than thirty (30) days is reasonably required to cure such failure with reasonable diligence, Lessee shall not have promptly commenced to correct the same within thirty (30) days after such written notice from Lessor, or shall, having promptly commenced to correct such failure, thereafter fail to pursue the same to completion with reasonable diligence within ninety (90) days;

(iii) Lessee shall have recorded or attempted to record this Lease or a memorandum of this Lease;

(iv) Lessee shall file a voluntary petition in bankruptcy or shall be adjudicated a bankrupt or insolvent or shall file any petition or answer seeking any reorganization, arrangement, recapitalization, readjustment, liquidation or dissolution or similar relief under any present or future bankruptcy Laws of the United States or any other country or political subdivision thereof (collectively, "**Bankruptcy Relief**"), or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of all or any substantial part of its properties, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due;

(v) if within sixty (60) days after the commencement of any proceedings against Lessee seeking any Bankruptcy Relief, such proceedings shall not have been dismissed, or if, within sixty (60) days after the appointment, without the consent or acquiescence of Lessee, or any trustee, receiver or liquidator of Lessee or of all or any substantial part of its property, such appointment shall not have been vacated or stayed on appeal or otherwise, or if, within sixty (60) days after the expiration of any such stay, such appointment shall not have been vacated;

(vi) Lessee shall (a) fail to take possession of the Demised Premises; (b) fail to continuously operate its business in the Demised Premises (c)abandon the Demised Premises prior to the expiration of the term hereof; (d) Lessee shall suffer or permit any execution, attachment or other similar process to issue against or affect a substantial portion of its property or assets, or suffer or permit the Demised Premises to be taken and/or occupied or attempted to be taken and/or occupied by one other than Lessee or a taking authority; or (e) Lessee shall effect an hypothecation, mortgage, transfer and/or assignment of this Lease and/or sublet, lease and/or otherwise permit the Demised Premises to be occupied by someone other than Lessee, except as herein provided.

Section 18.2   Lessor's Remedies. Upon the occurrence of a Default, Lessor shall have the right to do any one or more of the following as often as required, subject to Lessee's right to cure any Default as provided herein:

(i) Lessor may immediately or at any time thereafter enter upon the Demised Premises, with or without terminating this Lease, and do any and all acts Lessor may deem necessary, proper or convenient to cure such Default, for the account of and at the expense of Lessee, and Lessee agrees to pay Lessor, upon demand as Additional Rent, all damages and/or reasonable expenses incurred by Lessor in so doing;

(ii) Lessor shall have the right to terminate this Lease and Lessee's right to possession of the Demised Premises and, take possession of the Demised Premises pursuant to legal process and remove Lessee, any occupant and any property therefrom, and distrain upon and sell any such property, without being guilty of trespass and without relinquishing any rights of Lessor against Lessee; and

(iii) To terminate this Lease and the Term hereby created without any right on the part of Lessee to waive the forfeiture by payment of any sum due or by other performance of any condition, term or covenant broken. Whereupon Lessor may hold Lessee liable for all rent and other indebtedness accrued to the date of such termination, plus such Rent and other indebtedness as would otherwise have been required to be paid by Lessee to Lessor during the period following termination of the Term (or Lessee's right to possession of the Demised Premises, as the case may be) measured from the date of such termination by Lessor until the date which would have been the date of expiration of the Term (had Lessor not elected to terminate the Lease or Lessee's right to possession on account of such default) diminished by any net sums thereafter received by Lessor through reletting the Demised Premises during said period (after deducting expenses incurred by Lessor as provided in the succeeding paragraph). Actions to collect amounts due by Lessee provided for in this Section may be brought from time to time by Lessor during the aforesaid period, on one or more occasions, and in no event shall Lessee be entitled to any excess of rent (or rent plus other sums) obtained by reletting over and above the rent herein reserved.

(iv) In addition, Lessor shall have the right to recover from Lessee all reasonable expenses of any proceedings (including, but not limited to, attorney's fees) which may be necessary in order for Lessor to enforce its remedies under this Lease, all expenses of re-renting the Demised Premises, including, but not limited to, any commissions paid to any real estate broker, advertising expenses and the costs of such repairs as Lessor in its sole judgment considers advisable and necessary for the purpose of re-renting or attempting to re-rent the Demised Premises. Provided, however, Lessor's right to make alterations, repairs or improvements to the Demised Premises after Lessee's default shall be limited to those alterations, repairs, and/or improvements necessary for the purpose of re-letting the Demised Premises. Said costs shall specifically be limited to work performed in connection with "shell improvements" only. Lessee shall in no event be responsible for any special leasehold improvements to the Demised Premises made by Lessor.

Section 18.3   No act or thing done by Lessor shall be deemed to be an acceptance of Lessee's surrender of the Demised Premises, unless Lessor shall execute a written agreement of surrender with Lessee. Lessee's liability hereunder shall not be terminated by the execution of a new lease of the Demised Premises or any portion thereof by Lessor. In the event Lessor enters into any new lease for all or a portion of the Demised Premises, there shall be credited against the amount of any judgment received by Lessor in respect of Base Rent, Additional Rent or other damages all amounts then received by Lessor from such re-renting of the Demised Premises, less all costs and expenses relating to such re-renting as described in Section 19.2 above.

Section 18.4   Lessor shall credit toward, on account of its damages, any Base Rent, Additional Rent or other monies received by it from Lessee or others on behalf of Lessee.

Section 18.5   In the event that Lessor does not elect to compute damages pursuant to clause (b) of Section 19.2(iii), Lessor shall make a reasonable and good faith effort to mitigate its damages by attempting to relet all or part of the Demised Premises (which may include concessions including, but not limited to, free or abated payment of Base Rent and/or Additional Rent); provided that:
(i) Lessor shall have no obligation to promote or otherwise give preference to the reletting of the Demised Premises over other rental space in the Building or any building owned by Lessor,
(ii) Lessor shall not be liable in any way whatsoever for its inability to relet the Demised Premises or for failure to collect the rent pursuant to such reletting of the Demised Premises,
(iii) Lessor shall not be required to accept as a Lessee any party intending to use the Demised Premises in a manner not acceptable to Lessor or which violates any agreement to which Lessor is a party or by which it is bound,
(iv) Lessor shall not be required to lease the Demised Premises at a rent determined by Lessor to be less than its current full market value or to a Lessee that does not possess adequate creditworthiness,
(v) Lessor shall not be required to enter into a lease with terms inconsistent with Lessor's leasing practices and policies or which requires alterations, improvements or other terms that are unacceptable to Lessor, and
(vi) Lessor shall not negotiate with any third party for the leasing of the Demised Premises until Lessor obtains possession of the Demised Premises.

Section 18.6   Interest. Any sums payable by Lessee hereunder, which are not paid after the same shall be due, shall bear interest from that day until paid at the Lease Interest Rate.

Section 18.7   Injunctive Relief. Lessor shall be entitled to injunctive relief in case of the violation, or attempted or threatened violation, of any covenant, agreement, condition or provision of this Lease, or to a decree compelling performance of any covenant, agreement, condition or provision of this Lease.

Section 18.8   Attorneys' Fees. In the event of any litigation between Lessor and Lessee arising under this Lease, the prevailing party shall be reimbursed by the other party upon demand for all costs, charges and expenses, including reasonable fees of attorneys, incurred by the prevailing party in such action or proceeding. Lessee shall pay to Lessor upon demand all costs, charges and expenses, including reasonable fees of attorneys and others retained by Lessor, incurred by Lessor to recover possession of the Demised Premises. Notwithstanding anything contained herein or elsewhere in this Lease to the contrary, in no event shall either Lessor or Lessee be liable to the other for punitive, consequential or exemplary damages.

Section 18.9   Lessor's Right to Cure Default. In the event Lessee is in Default or breach under this Lease or shall otherwise fail to comply fully with any of its obligations or conditions hereunder, Lessor shall have the right (but not the obligation), at its option, to cure such Default or breach, at Lessee's expense, upon twenty (20) days prior written notice to Lessee, except in the case of an emergency in which event no notice need be given. Lessee agrees to reimburse Lessor promptly, as Additional Rent, for all costs and expenses incurred as a result thereof or in connection therewith, together with interest at the Lease Interest Rate, which interest shall be payable from the date on which Lessor makes any such payment to the date on which Lessee reimburses Lessor for such costs and expenses. Any action so taken by Lessor pursuant to this Lease shall not serve to waive or release Lessee from its performance of any obligation hereunder. Lessee shall also pay, upon demand by Lessor, all costs, charges and expenses, including reasonable fees of attorneys and others retained by Lessor, incurred by Lessor in any action or proceeding in which Lessee causes Lessor to become a party or otherwise involved.

Section 18.10   Lessor Default. Lessor shall not be in Default of any of the terms of this Lease unless Lessor shall fail to observe or perform any of the covenants, terms and conditions contained in this Lease on Lessor's part to be observed or performed, and such failure shall continue and not be cured for a period of thirty (30) days after written notice to Lessor by Lessee specifying such failure; or if more than thirty (30) days is reasonably required to cure such failure with reasonable diligence, Lessor shall not have promptly commenced to correct the same within thirty (30) days after such written notice from Lessee, or shall, having promptly commenced to correct such failure, thereafter fail to pursue the same to completion with reasonable diligence. In the event Lessor defaults under this Lease, and fails to cure said default pursuant to any curative period provided herein, Lessee shall have the right to terminate this Lease with twenty (20) days written notice, after which Lessee shall be relieved of his obligations hereunder, including the payment of all sums due hereunder from the date of default forward for the remaining term of the Lease or elect to cure such Default or breach, at Lessor's expense, upon twenty (20) days prior written notice to Lessor, except in the case of an emergency in which event no notice need be given. Lessor agrees to reimburse Lessee promptly for all reasonable costs and expenses incurred as a result thereof or in connection therewith. Any action so taken by Lessee pursuant to this Lease shall not serve to waive or release Lessor from its performance of any obligation hereunder.

ARTICLE XIX-- CUMULATIVE REMEDIES: NO WAIVER

The specific remedies to which a party may resort under the terms of this Lease are cumulative and are not intended to be exclusive of any other remedies or means of redress to which it may be lawfully entitled in case of any breach or threatened breach by the other party of any provision of this Lease. The failure of a party to insist in any one or more cases upon the strict performance of any of the covenants hereof on the defaulting party's part to be performed, or to exercise any option herein contained, shall not be construed as a waiver or relinquishment for the future of such covenant or option. The receipt by Lessor of Rent with knowledge of the breach of any covenant of this Lease shall not be deemed a waiver of such breach and no provision of this Lease shall be deemed to have been waived by Lessor unless such waiver be in writing signed by Lessor. No payment by Lessee or receipt by Lessor of a lesser amount than the monthly Rent herein stipulated shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement of any check or any letter accompanying any check or payment as

Rent be deemed an accord and satisfaction, and Lessor may accept such check or payment without prejudice to Lessor's right to recover the balance of such Rent or pursue any other remedy in this Lease provided.

ARTICLE XX - DESTRUCTION OR DAMAGE
BY FIRE OR OTHER CASUALTY

If fifty percent (50%) of the Leased Premises is damaged or destroyed such that the Leased Premises is not habitable for Lessee to operate within thirty (30) days, then this Lease shall cease and terminate at Lessee's option to be exercised within thirty (30) days thereafter. In the event of termination of this Lease pursuant to this paragraph, this Lease and the term hereof shall cease and come to an end as of the date of such damage or destruction as though such date were the date originally fixed for the expiration of the term of this Lease. However, if the Leased Premises are restored, within thirty (30) days after damage or destruction, Lessee shall have the option to return to the Leased Premises and reinstate the Lease from that date until Termination as set forth herein.

ARTICLE XXI - EMINENT DOMAIN

Section 21.1   In the event of a taking for any public or quasi-public use or purpose by any lawful power or authority by exercise of the right of condemnation or eminent domain or by agreement between Lessor and those having the authority to exercise such right (hereinafter called a "**Taking**") of the entire Building or Demised Premises or such substantial portion thereof so that the balance of the Building or Demised Premises is not suitable for the profitable conduct of Lessee's normal business operations therein, then this Lease and the terms hereof shall cease and expire on the date of transfer of possession in connection with the Taking.

Section 21.2   In the event of a Taking of any material portion of the Building as a result of which this Lease is not terminated pursuant to Section 22.1; then, in such event, Lessor may, at its option, terminate this Lease by giving notice of termination to Lessee within sixty (60) days after receipt of notice that the Taking will occur, such notice of termination to be effective as of the date of transfer of possession in connection with the Taking, provided, however, Lessor may not terminate this Lease pursuant to this Section unless Lessor also terminates the leases of all other Lessees located in the Building.

Section 21.3   In the event this Lease is not terminated pursuant to Sections 22.1 or 22.2, then Lessor shall promptly commence and with due diligence continue to restore the portion of the Building and the Demised Premises remaining after the Taking to substantially the same condition and Leasability as existed immediately preceding the Taking, to the extent such restoration may be accomplished with such proceeds of the award or payment to Lessor in connection with the Taking, to the extent practicable. During the period of restoration by Lessor, if the Taking or such restoration shall cause a material adverse impact on Lessee's business at Demised Premises, Basic Annual Rent and Additional Rent shall be abated and adjusted in an equitable fashion. Upon completion of the restoration, Basic Annual Rent and Additional Rent shall also be abated and adjusted in such manner as shall be just and equitable.

Section 21.4   Whether or not this Lease shall be terminated pursuant to the preceding Sections of this Article, Lessee shall have the right in connection with any Taking to assert all claims available to it for loss of leasehold improvements, trade fixtures and equipment and cost of moving or removal of its stock and Lessee's Property and such other items of loss or damage as Lessee shall suffer as a result of the Taking with respect to which Lessee shall, from time to time under applicable law, be permitted to make an independent claim provided that such claim by Lessee will not reduce the award or payment to Lessor in connection with the Taking.

ARTICLE XXII – NOTICES

Section 22.1   All notices, demands and requests, required or permitted to be given or made under any provision of this Lease, shall be in writing and shall be given or made by overnight courier which obtains delivery receipts (e.g. Federal Express) or by mailing same by registered or certified mail, return receipt requested, postage prepaid, addressed to the parties at their respective addresses as set forth below. Any such notice, demand or request shall be deemed given or made on the next business day after delivery to the overnight courier and, if mailed, on the third (3rd) business day after the date so mailed. Either party may change its address for notices and/or copies of notices by given written notice to the other party in accordance with this Article.

To Lessor: KAM FL RENTALS LLC
                    915 W Gonzales Street
                    Pensacola, Florida 32501

To Lessee: ZENATECH, INC.
                    Attention to: James A. Sherman
                    602 W 5th Avenue, Suite B
                    Naperville, Illinois 60563

ARTICLE XXIV – HOLDOVER

Section 22.1   Lessee expressly waives, for itself and for any person claiming through or under Lessee, any rights which Lessee or any such person may have under the provisions of law then in force, in connection with any holdover proceedings which Lessor may institute to enforce the provisions of this Lease. In the event Lessee remains in possession of the Demised Premises or the Building after the expiration of this Lease or sooner termination, Lessee, at the option of Lessor, shall be deemed to be occupying the Demised Premises either as a holdover Lessee or as a Lessee from month to month, at a monthly use and occupancy rate or rental, as the case may be, equal to one hundred fifty (150%) percent of the Base Rent payable during the last month of the Term, subject to all of the other terms of this Lease insofar as the same are applicable to a holdover Lessee or month-to-month Lessee, as the case may be. Lessee's obligations under this Article shall survive the termination of this Lease.

ARTICLE XXIII - MISCELLANEOUS PROVISIONS

Section 23.1   In any case where either party hereto is required hereunder to do any act, a delay in the performance of such act caused by or resulting from act of God, riot, civil commotion, strikes, lock-out, acts, orders or regulations of governmental authority, acts or failure to act of the other party, fire, tornado, windstorm, adverse weather conditions or other causes beyond such party's reasonable control (collectively "**Force Majeure**"), shall not be counted in determining the time for completion of the performance of such act, whether such be herein designated as a specific date, a fixed period of time or a reasonable time. It is expressly understood and agreed, however, that the provisions of the preceding sentence shall not apply to, or operate to postpone, defer or extend or otherwise affect to make payments of Base Rent pursuant to this Lease.

Section 23.2   If any provision of this Lease shall be determined by a court of competent jurisdiction to be invalid, such determination shall not affect any of the other provisions of this Lease and such other provisions shall remain in force and effect. If any provision of this Lease shall be capable of two constructions, one of which would render the provision valid and the other of which would render it invalid, then such provision shall have the construction and meaning which would render it valid.

Section 23.3   If, at any time after the commencement of the term hereof, Lessor or Lessee shall make written request therefor, the non-requesting party shall, within ten (10) business days after such request, deliver to the requesting party a written instrument, duly executed, certifying, if such be the case: (i) that this Lease is in force and effect; (ii) that this Lease has not been modified, amended or supplemented or specifying the modification, amendment or supplement; (iii) that Lessor and/or Lessee is not in default hereunder, or if it is then in default, specifying the nature of the default and whether or not the time period for curing same has expired; (iv) the date or dates through which Base Rent have been paid; and (v) that there are no offsets or deductions against Base Rent, or if any are claimed, specifying the amount thereof and the basis therefor.

Section 23.4   This Lease, and the rights and obligations of the parties hereto, shall be interpreted and construed in accordance with the Laws of the state in which the Demised Premises are located.

Section 23.5   The term "Lease Interest Rate" as used in this Lease shall be deemed to mean the prime rate of interest from time to time being charged by Citibank N.A. of New York, New York to its most creditworthy customers.

Section 23.6   Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your County Public Health Unit. Lessor has no knowledge of any radon existing within the Premises. To the extent that the Lessee provides a professional report suggesting that Radon Gas exists within the Premises beyond normal levels, the Lessor, at the Lessee's expense, shall hire a professional to further inspect and provide a report to determine the radon gas levels. In the event that radon gas levels beyond normal limits exist within the Premises, the parties can mutually agree to terminate this Lease.

Section 23.7   LESSOR AND LESSEE HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LEASE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THE SUBJECT MATTER OF THIS LEASE. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS LEASE.

Section 23.8   Unless consented to in writing by Lessor or upon a default by the Lessor and the expiration of Lessor's notice and cure period, which consent may be withheld in Lessor's sole discretion, no memorandum or short form of this Lease shall be recorded by Lessee.

Section 23.9   Lessee covenants and agrees to pay to Lessor upon demand, as Additional Rent, a sum equal to all reasonable costs and expenses (including attorneys' fees, costs of investigation and disbursements) incurred by Lessor in enforcing any or all of its rights hereunder, specifically including the cost of collecting sums due, whether or not an action or proceeding is commenced, or levying and collecting on any judgment or arbitration award in Lessor's favor.

Section 23.10. Lessor has engaged a licensed broker, Frank Fitzsimmons, with Pensacola Business Brokers, and the Lessor shall be obligated to pay such brokerage a commission.

ARTICLE XXIV - SUCCESSORS AND ASSIGNS

The parties hereto hereby covenant and agree that the terms, conditions, covenants and agreements herein contained shall bind and inure to the benefit of Lessor, its successors and assigns, and Lessee, its successors and assigns, subject to the provisions of this Lease.

ARTICLE XXV - SURRENDER

Lessee shall, upon the expiration or sooner termination of the term of this Lease, surrender to Lessor the Demised Premises, together with all alterations and replacements thereof then in the Demised Premises (other than improvements required to be removed in accordance with Section 16.3), in vacant broom clean condition and repair, except for reasonable wear and tear. Title to all of Lessee's trade fixtures, furniture and equipment installed in the Demised Premises shall remain in Lessee, and, upon expiration or sooner termination of the term of this Lease, the same shall be removed and any resultant damage to the Building and/or the Demised Premises shall be repaired by and at the expense of Lessee. In the event that the term of the Lease shall be terminated prior to the originally stated Expiration Date or the Expiration Date as may be extended in accordance with the terms of Article 2.2 of the Lease, as the case may be, and in addition to Lessee's obligation to remove all of Lessee's trade fixtures, furniture and equipment and pay for any resultant damage to the Demised Premises occasioned by such removal, Lessee shall also reimburse Lessor for the reasonable and necessary costs incurred by Lessor to return the Building and Demised Premises to Leasable condition, but not for the cost of remedying reasonable wear and tear to the Building and Demised Premises. Provided, however, Lessor's right to make alterations, repairs or improvements to the Demised Premises after Lessee's default shall be limited to those alterations, repairs, and/or improvements necessary for the purpose of re-letting the Demised Premises. Said costs shall specifically be limited to work performed in connection with "shell improvements" only. Lessee shall in no event be responsible for any special leasehold improvements to the Demised Premises made by Lessor. The provisions of this Article shall survive the expiration or sooner termination of the term of this Lease.

ARTICLE XXVI - SECURITY DEPOSIT

Concurrently with Lessee's delivery of this Lease, Lessee shall deposit with Lessor the sum Four Thousand and No/100 Dollars ($4,000.00) (the "Security Deposit"), to be held by Lessor as security for the full and faithful performance of Lessee's obligations under this Lease, to pay any rental sums, including without limitation such additional rent as may be owing under any provision hereof, and to maintain the Premises as required by this Lease. Upon any breach of the foregoing obligations by Lessee, Lessor may apply all or part of the Security Deposit as full or partial compensation. If any portion of the Security Deposit is so applied, Lessee shall within 5 days after written demand by Lessor deposit cash with Lessor in an amount sufficient to restore the Security Deposit to its original amount. Lessor shall not be required to keep this Security Deposit separate from its general funds, and Lessee shall not be entitled to interest on the Security Deposit. In no event may Lessee utilize all or any portion of the Security Deposit as a payment toward any rental sum due under this Lease. Any unapplied balance of the Security Deposit shall be returned to Lessee or, at Lessor's option, to the last assignee of Lessee's interest in this Lease within 30 days following the termination of this Lease and Lessee's vacation of the Premises.

ARTICLE XXVII - ENTIRE AGREEMENT

This instrument, together with the Exhibits attached hereto (all of which shall be deemed part of this Lease), contains the entire agreement and understanding between the parties hereto with respect to the lease of the Building and/or Demised Premises to Lessee. No statements, representations, prior agreements or understanding not herein set forth shall have any force or effect unless appropriate amendment is executed by all parties hereto. This Lease shall become effective only upon execution hereof by both parties hereto and delivery of a fully executed original hereof to Lessee.

IN WITNESS WHEREOF the parties hereto have duly executed this instrument as of the date first above written, which date shall be deemed to be and shall be referred to as the date of this Lease.

WITNESSES: **LESSOR:**

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:52 CST)

_____   **KAM FL RENTALS LLC**
Witness Signature: By: Kenneth D. Monie
                                                    Its: Manager

_____
Print Witness Name: Date: 22/01/2025 _____

_____
Witness Signature:

_____
Print Witness Name:

STATE OF FLORIDA
COUNTY OF _____

The foregoing Lease was sworn and acknowledged before me by means of ☐ physical presence or ☐ online notarization this _____ day of January, 2025, by **KENNETH D. MONIE**. He ☐ is personally known to me or ☐ has produced a _____ Driver's License or _____ as identification.

(NOTARY SEAL)   _____
                                            Notary Public - State of Florida
                                            Printed Name: _____

WITNESSES:

LESSEE:

James Sherman
James Sherman (Jan 22, 2025 12:59 CST)
_____ _____

Witness Signature: _____

ZENATECH, INC.
By: James A. Sherman
Its: President

Print Witness Name: _____

Date: 22/01/2025 _____

Witness Signature: _____

Print Witness Name: _____

STATE OF FLORIDA
COUNTY OF _____

    The foregoing Lease was sworn and acknowledged before me by means of ☐ physical presence or ☐ online notarization this _____ day of January, 2025, by **JAMES A. SHERMAN**, as President, of **ZENATECH, INC., a Wyoming Corporation**. He ☐ is personally known to me or ☐ has produced a _____ Driver's License or _____ as identification.

    (NOTARY SEAL)

_____
Notary Public - State of Florida
Printed Name: _____

EXHIBIT A
DEMISED PREMISES

Parcel 1 Description:

Lots 1, 2, and 3, Block 48, Kupfrian Park Subdivision, a Subdivision of a portion of Section 29, 30 and 60, Township 2 South, Range 30 West, Escambia County, Florida, according to the Plat recorded in Deed Book 62, Page(s) 245, of the Public Records of said County.

EXHIBIT B
EXCLUDED AREA

The parties agree that the Lessor will maintain the Excluded Area located in a portion of the downstairs of the Premises as indicated on the attached floor plan depiction. Only the Lessor shall have access to the Excluded Area, and only items may be stored in the Excluded Area. The Lessor shall not assign or sublet the Excluded Area.



A. Settlement Statement

U.S. Department of Housing and Urban Development

OMB Approval No. 2502-0265

B. Type of Loan						
1. ☐ FHA	2. ☐ RHS	3. ☑ Conv. Unins	4. ☐ VA	5. ☐ Conv. Ins	6. ☐ Cash	7. ☐ Other

8. File Number 25-00017.L	**9. Loan Number**	**10. Mortgage Insurance Case Number**

C. NOTE: This form is furnished to give you a statement of actual settlement costs. Amounts paid to and by the settlement agent are shown. Items marked "(p.o.c.)" were paid outside the closing, they are shown here for informational purposes and are not included in the totals.

D. NAME AND ADDRESS OF BORROWER: ZenaTech, Inc.
55E Jackson Blvd, Suite 1005, Chicago, IL 60604

E. NAME AND ADDRESS OF SELLER: Kenneth D. Monie
1616 West Avery, Pensacola, FL 32501

F. NAME AND ADDRESS OF LENDER:

G. PROPERTY LOCATION: Stock Purchase--KJM Land Surveying, LLC
Pensacola FL 32501

H. SETTLEMENT AGENT Schultz Law Group, P.L.L.C.
2777 Gulf Breeze Parkway, Gulf Breeze FL 32563
(850) 754-1600

PLACE OF SETTLEMENT 2777 Gulf Breeze Parkway, Gulf Breeze FL 32563

I. SETTLEMENT DATE:	01/22/2025	**DISBURSEMENT DATE**	01/22/2025

J. Summary of Borrower's Transaction		K. Summary of Seller's Transaction	
100. Gross Amount Due From Borrower		**400. Gross Amount Due To Seller**	
101. Contract Sales Price		401. Contract Sales Price	
102. Personal Property	400,000.00	402. Personal Property	400,000.00
103. Settlement charges to borrower (line 1400)	6,062.05	403.	
104.		404.	
105.		405.	
Adjustments for items paid by seller in advance		**Adjustments for items paid by seller in advance**	
106. City/Town taxes		406. City/town taxes	
107. County taxes		407. County taxes	
108.		408.	
109.		409.	
110.		410.	
111.		411.	
112.		412.	
120. Gross Amount Due From Borrower	406,062.05	**420. Gross Amount Due To Seller**	400,000.00
200. Amounts Paid By Or In Behalf Of Borrower		**500. Reductions In Amount Due To Seller**	
201. Deposit or earnest money		501. Excess deposit (see instructions)	
202. Principal amount of new loan(s)		502. Settlement charges to seller (line 1400)	36,997.70
203. Existing loan(s) taken subject to		503. Existing loan(s) taken subject to	
204. Seller Held Financing	200,000.00	504. Seller Held Financing	200,000.00
205.		505.	
206.		506.	
207.		507.	
208.		508.	
209.		509.	
Adjustments for items unpaid by seller		**Adjustments for items unpaid by seller**	
210. City/Town taxes		510. City/Town taxes	
211. County taxes		511. County taxes	
212. Assessments		512. Assessments	
213.		513.	
214.		514.	
215.		515.	
216.		516.	
217.		517.	
218.		518.	
219.		519.	
220. Total Paid By/For Borrower	200,000.00	**520. Total Reduction Amount Due Seller**	236,997.70
300. Cash At Settlement From/To Borrower		**600. Cash At Settlement From/To Seller**	
301. Gross Amount due from borrower (line 120)	406,062.05	601. Gross Amount due to Seller (line 420)	400,000.00
302. Less amounts paid by/for borrower (line 220)	200,000.00	602. Less reductions in amount due seller (line 520)	236,997.70
303. CASH From BORROWER	206,062.05	**603. CASH To SELLER**	163,002.30

We, the undersigned, identified in Section D hereof and Seller in Section E hereof, hereby acknowledge receipt of this completed Settlement Statement (Pages 1 and 2) on January 22, 2025.

James Sherman
James Sherman (Jan 22, 2025 12:58 CST)

Borrower ZenaTech, Inc., James A. Sherman, President

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:52 CST)

Seller Kenneth D. Monie

L. SETTLEMENT CHARGES

700. Total Real Estate Broker Fees		Paid From Borrower's Funds at Settlement	Paid From Seller's Funds at Settlement
Division of commission (line 700) as follows:			
701. $34,000.00 to Pensacola Business Brokers			
702.			
703. Commission paid at settlement			34,000.00
704.			
705.			
706.			

800. Items Payable In connection with Loan			
801. Loan Origination Fee			
802. Loan Discount			
803.			
804.			
805.			
806.			

900. Items Required By Lender To Be Paid In Advance			
901. Interest from	From 01/22/2025 To 02/01/2025		
902. Mortgage insurance premium			
903. Hazard Insurance premium			
904.			
905.			

1000. Reserves Deposited With Lender			
1001. Hazard Insurance			
1002. Mortgage Insurance			
1003. City property taxes			
1004. County Property Taxes			
1005. Annual assessments			
1006.			
1007.			
1008. Aggregate Adjustments			

1100. Title Charges			
1101. Legal Fees	to Schultz Law Group, P.L.L.C.		2,500.00
1102. Title - Title Search	to Attorneys Title Fund Services, LLC	70.00	
1103. Deed and Lease Document Preparation	to Schultz Law Group, P.L.L.C.		450.00
1104.			
1105.			
1106.			
1107. Attorney's fees			
1108. Title Insurance	to Old Republic National Title Insurance Company		
1109. Lender's coverage @ $ .00			
1110. Owner's coverage @ $ .00			
1111.			
1112.			
1113.			

1200. Government Recording and Transfer Charges			
1201. Recording fees: Deed Mortgage Releases			
1202. City/county tax/stamps: Deed Mortgage			
1203. State tax/stamps: Deed Mortgage			
1204. Record Deed	to State of Florieda		47.70
1205. Doc Stamps--$200,000 Note	to State of Florida	700.00	

1300. Additional Settlement Charges			
1301. Home Warranty Fee			
1302. Municipal Lien Search	to PropLogix, LLC		
1303. Survey			
1304. Security Deposit	to KAM FL Rentals, LLC	4,000.00	
1305. Rent	to KAM FL Rentals, LLC	1,292.05	

1400. TOTAL SETTLEMENT CHARGES		6,062.05	36,997.70

We, the undersigned, identified in Section D hereof and Seller in Section E hereof, hereby acknowledge receipt of this completed Settlement Statement (Pages 1 and 2) on January 22, 2025.

James Sherman
James Sherman (Jan 22, 2025 12:50 CST)

Borrower ZenaTech, Inc., James A. Sherman, President

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 12:52 CST)

Seller Kenneth D. Monie

The HUD-1 Settlement Statement which I have prepared is a true and accurate account of this transaction. I have caused or will cause the funds to be disbursed in accordance with this statement.

Kerry Anne Schultz, Esq.
Settlement Agent: Kerry Anne Schultz, Esq. (Jan 22, 2025 12:40 CST) Date: **22/01/2025**

KJM Documents Part 1 of 3

Final Audit Report

2025-01-22

Created:	2025-01-22
By:	KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAANUJWrM75kDEn9PSL7QZX8Q8o_U0B0AXG

"KJM Documents Part 1 of 3" History

📄 Document created by KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
2025-01-22 - 6:46:18 PM GMT

📧 Document emailed to James A. Sherman (jims@advocatecpa.net) for signature
2025-01-22 - 6:46:47 PM GMT

📧 Document emailed to Michael Watts Austin (michaelwattsaustin@gmail.com) for signature
2025-01-22 - 6:46:48 PM GMT

📧 Document emailed to Kenneth D. Monie (kdmonie@kjmsurvey.com) for signature
2025-01-22 - 6:46:48 PM GMT

📧 Document emailed to Kerry Anne Schultz, Esq. (kaschultz@schultzlawgrp.com) for signature
2025-01-22 - 6:46:49 PM GMT

📄 Email viewed by Kenneth D. Monie (kdmonie@kjmsurvey.com)
2025-01-22 - 6:48:32 PM GMT

🖋 Document e-signed by Kenneth D. Monie (kdmonie@kjmsurvey.com)
Signature Date: 2025-01-22 - 6:52:21 PM GMT - Time Source: server

📄 Email viewed by James A. Sherman (jims@advocatecpa.net)
2025-01-22 - 6:53:26 PM GMT

🖋 Signer James A. Sherman (jims@advocatecpa.net) entered name at signing as James Sherman
2025-01-22 - 6:59:37 PM GMT

🖋 Document e-signed by James Sherman (jims@advocatecpa.net)
Signature Date: 2025-01-22 - 6:59:39 PM GMT - Time Source: server

📄 Email viewed by Kerry Anne Schultz, Esq. (kaschultz@schultzlawgrp.com)
2025-01-22 - 7:39:52 PM GMT


Adobe Acrobat Sign

Document e-signed by Kerry Anne Schultz, Esq. (kaschultz@schultzlawgrp.com)
Signature Date: 2025-01-22 - 7:40:18 PM GMT - Time Source: server

Email viewed by Michael Watts Austin (michaelwattsaustin@gmail.com)
2025-01-22 - 7:58:51 PM GMT

Document e-signed by Michael Watts Austin (michaelwattsaustin@gmail.com)
Signature Date: 2025-01-22 - 9:10:09 PM GMT - Time Source: server

Agreement completed.
2025-01-22 - 9:10:09 PM GMT